5/11


05008372

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rentokil Initial 2005 plc

*CURRENT ADDRESS Felcourt
East Grinstead
West Sussex RH19 2JY
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34878 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 5/26/05

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000.

A copy of the Listing Particulars, which comprises listing particulars relating to New Rentokil Initial in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in accordance with section 83 of that Act.

If you have sold or otherwise transferred all your Ordinary Shares, please send this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

No New Shares have been marketed to, nor are any available for purchase by, the public in the United Kingdom or elsewhere in connection with the introduction of the New Shares to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in New Rentokil Initial.

Applications have been made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for those shares to be admitted to trading on its market for listed securities. If the Scheme proceeds as currently envisaged, it is expected that Admission will become effective, and that dealings in those shares will commence, on 21 June 2005.


Rentokil Initial

Rentokil Initial plc

(Incorporated in England and Wales under the Companies Act, 1908 to 1917 with Registered Number 224814)

Recommended proposals for the introduction of a new holding company by means of a Scheme of Arrangement under section 425 of the Companies Act 1985 and Notice of Extraordinary General Meeting and Court Meeting

---

Notices of the Court Meeting and of the Extraordinary General Meeting of Rentokil Initial to be held at The Great Hall, Plaisterers' Hall, 1 London Wall, London EC2Y 1TU on 26 May 2005 commencing respectively at 11.45 a.m. and 12.00 noon (or as soon thereafter as the Annual General Meeting of Rentokil Initial convened for the same place and date concludes or is adjourned) are set out in Part 4 and Part 5 respectively of this document. Notice of the Annual General Meeting of Rentokil Initial has been sent to you separately.

Whether or not you intend to be present at the meetings, please complete and return the forms of proxy accompanying this document to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and in any event so as to arrive by not later than 48 hours before the time appointed for the relevant meeting (although the form of proxy for the Court Meeting may be handed to the Chairman or the Company's Registrars, Capita Registrars, at the Court Meeting). If you hold Ordinary Shares in uncertificated form, you may also appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual ensuring that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 48 hours before the time appointed for the relevant meeting. Holders of Rentokil Initial ADRs should complete voting instruction cards in relation to the voting rights attached to the Ordinary Shares represented by their Rentokil Initial ADRs and return such cards as soon as possible to the US Depositary, The Bank of New York, 101 Barclay Street, New York, New York 10286 and in any event by 12.00 noon (New York time) on 19 May 2005. If you hold your Rentokil Initial ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rentokil Initial ADRs. A summary of the action to be taken by holders of Ordinary Shares or Rentokil Initial ADRs is set out on pages 16 to 17.

UBS Investment Bank is acting for Rentokil Initial and New Rentokil Initial and no one else in connection with New Rentokil Initial's application for listing and the proposals described in this document and will not be responsible to anyone other than Rentokil Initial and New Rentokil Initial for providing the protections afforded to its clients or for providing advice in relation to the listing, the contents of this document or any other matter referred to herein.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful.

Securities may not be offered or sold in the United States unless they are registered under the Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof.

A copy of the Listing Particulars is obtainable from the Rentokil Initial website (www.rentokil-initial.com) or, up until Admission, by calling the Shareholder Helpline on telephone number 0870 1623121 (+4420 86392157 if you are calling from outside the United Kingdom) or, on request, free of charge from the registered office of Rentokil Initial and of New Rentokil Initial (being, in both cases, Felcourt, East Grinstead, West Sussex RH19 2JY). A copy of the Listing Particulars may also be inspected at the Document Viewing Facility of the Financial Services Authority, 25 North Colonnade, London E14 5HS or at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up until Admission during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted). A copy of the Listing Particulars will also be available for inspection at the Court Meeting and the Extraordinary General Meeting.

This document contains certain forward-looking statements as defined under Section 21E of the Exchange Act and Section 27A of the Securities Act. These statements typically contain words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified elsewhere in this document as well as the following possibilities: future revenues are lower than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the industry, whether internationally or in the places the Group does business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected. Rentokil Initial does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions or assumptions or other factors, unless required to do so by the Listing Rules.

The distribution of New Shares in Canada is exempt from the requirement that New Rentokil Initial prepare and file a prospectus under the securities legislation of most jurisdictions in Canada. An application will be made for a discretionary exemption from the prospectus filing requirement in the remaining jurisdictions. Accordingly, any resale of New Shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of New Shares.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

26 April 2005	Voting record date in respect of Rentokil Initial ADR holders
6 May 2005	Record date for proposed Rentokil Initial 2004 final dividend
19 May 2005	12.00 p.m. (New York time): Latest time for receipt by the US Depositary of completed white voting instructions cards in respect of the Rentokil Initial ADRs.
24 May 2005	11.00 a.m.: Latest time for receipt of completed white forms of proxy for the Annual General Meeting
24 May 2005	11.45 a.m.: Latest time for receipt of completed pink forms of proxy for the Court Meeting(1)
24 May 2005	12.00 noon: Latest time for receipt of completed green forms of proxy for the Extraordinary General Meeting
24 May 2005	6.00 p.m.: Scheme Voting Record Time (in respect of the Annual General Meeting, Court Meeting and Extraordinary General Meeting)
26 May 2005	11.00 a.m.: Annual General Meeting
26 May 2005	11.45 a.m.: Court Meeting(2)
26 May 2005	12.00 noon.: Extraordinary General Meeting(3)
3 June 2005	Expected date for payment of proposed Rentokil Initial 2004 final dividend
20 June 2005	Court Hearing to sanction the Scheme
20 June 2005	Last day of dealings in Ordinary Shares(4)
20 June 2005	Scheme Record Date(4)
20 June 2005	6.00 p.m.: Scheme Record Time, Rentokil Initial register of members closes and Ordinary Shares disabled in CREST(4)
21 June 2005	Effective Date(4)
21 June 2005	8.00 a.m.: Delisting of Ordinary Shares, New Shares admitted to the Official List, crediting of New Shares to CREST accounts and commencement of dealings in New Shares on the London Stock Exchange(4)(5)
22 June 2005	Court hearing of the petition to confirm the New Rentokil Initial Reduction of Capital(6)
23 June 2005	New Rentokil Initial Reduction of Capital becomes effective(6)
By 12 July 2005	Despatch of New Share certificates(6)

All times are UK times unless otherwise stated.

(1) Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman or the Company's Registrars, Capita Registrars, at the Court Meeting.

(2) To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Annual General Meeting.

(3) To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(4) These dates are indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme.

(5) New Shares credited to the account of the US Depositary will be represented by the Rentokil Initial ADRs (in certificated or book-entry form) which will continue to be honoured by the US Depositary.

(6) These dates are indicative only and will depend, inter alia, on the date upon which the Scheme becomes effective.

SUMMARY

This document explains the proposals to introduce a new holding company. To help you understand what is involved in these proposals we have prepared this summary. You should read the whole of this document and not rely solely on the summary below.

The proposals are to introduce a new listed holding company, owning all the shares of Rentokil Initial plc (***Rentokil Initial***). This new holding company is called Rentokil Initial 2005 plc (***New Rentokil Initial***), although it is proposed that it will be renamed Rentokil Initial plc immediately following the scheme becoming effective.

Under the proposals, you will receive one New Rentokil Initial ordinary share (the ***New Shares***) in place of every Rentokil Initial ordinary share that you hold at the record time (this time is expected to be 6.00 p.m. (UK time) on 20 June 2005). You will not have to pay anything for these New Rentokil Initial shares.

The introduction of New Rentokil Initial will be followed by a reduction of its share capital under which the nominal value of each New Rentokil Initial ordinary share will be reduced from £1 (or such lower nominal value as the directors of New Rentokil Initial may decide prior to the date on which the Court is asked to sanction the Scheme) to 1 pence, the same as each existing Rentokil Initial ordinary share.

1. What changes are you proposing?

The proposal is to implement a corporate reorganisation by putting in place a new listed holding company. The current holding company, Rentokil Initial, and its operating subsidiaries will continue as the principal group trading entities. The new holding company, New Rentokil Initial, will own all the shares in Rentokil Initial and will be listed on the London Stock Exchange. Rentokil Initial is currently a member of the FTSE-100. Upon the Scheme becoming effective, it is expected that New Rentokil Initial will replace Rentokil Initial as a member of the index.

Following completion of the reorganisation and the reduction of capital of New Rentokil Initial described below, you will hold the same number of New Shares with the same nominal value and rights as the Rentokil Initial ordinary shares you held immediately prior to completion.

2. Why are you proposing these changes?

The Directors believe that the adoption of International Finance Reporting Standards by Rentokil Initial in respect of its consolidated accounts for the current financial year will reduce the level of distributable reserves. As further explained in the letter from the Chairman on pages 8 to 10, to ensure that there remains sufficient distributable reserves to support likely dividend requirements in the medium to long term, the Directors consider that additional distributable reserves should be created. The Directors have concluded that the best way of achieving this would be to introduce a new listed holding company, New Rentokil Initial, by means of a scheme of arrangement (the ***Scheme***) followed by, on the Scheme becoming effective, New Rentokil Initial implementing a reduction of capital to create the additional distributable reserves.

3. Why are you implementing the proposals by way of a Scheme?

The simplest procedure to create the proposed new holding company structure is by way of a Scheme. The Scheme is a formal procedure under the Companies Act 1985 and this procedure is commonly used to carry out corporate reorganisations. The Scheme requires the approval of Rentokil Initial shareholders and the High Court. If the relevant approvals are obtained, all Rentokil Initial shareholders will be bound by the Scheme regardless of whether or how they voted.

4. Why am I being sent this document?

The proposals for the Scheme require the shareholders of Rentokil Initial to vote on certain matters. This document contains information to inform your voting decision.

The Listing Particulars, which contain prescribed information relating to New Rentokil Initial, are not being sent to you but are obtainable from the Rentokil Initial website (www.rentokil-initial.com) or, up until Admission, by calling the Shareholder Helpline on telephone number 0870 162 3121 (+4420 8639 2157 if you are calling from outside the United Kingdom) or, on request, free of charge from the registered office of Rentokil Initial and of New Rentokil Initial (being, in both cases, Felcourt, East Grinstead, West Sussex RH19 2JY). A copy of the Listing Particulars may also be inspected at the

Document Viewing Facility of the Financial Services Authority, 25 North Colonnade, London E14 5HS or at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS up until Admission during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted). A copy of the Listing Particulars will also be available for inspection at the Court Meeting and the Extraordinary General Meeting (the ***EGM***). The Rentokil Initial annual report and notice of the Annual General Meeting (the ***AGM***) has been sent to you separately.

5. Why are there three meetings and do I need to attend?

There are three shareholder meetings, the AGM, the Court Meeting and the EGM, which are being called for different purposes. The AGM is being called to carry out the normal business of a Rentokil Initial annual general meeting (e.g. to declare a dividend etc.). The Court Meeting will be held immediately after the AGM and its sole purpose is to seek the approval of Rentokil Initial shareholders for the Scheme. The EGM will be held immediately after the Court Meeting and will enable Rentokil Initial shareholders to vote on various matters required to implement the Scheme, as described in the section entitled "Meetings" on pages 15 to 16. The meetings will be held on 26 May 2005.

You are entitled and encouraged to attend the AGM, the Court Meeting and the EGM. If you do not attend, you are still entitled to vote at all meetings by appointing a proxy.

6. Do I need to vote?

It is important that as many Rentokil Initial shareholders as possible cast their votes. This particularly applies to both the Court Meeting and the EGM.

If you do not wish, or are unable, to attend the Court Meeting and/or the EGM you may appoint someone (known as a "proxy") to act on your behalf and vote. At the Court Meeting, voting will be by a poll and, at the EGM the resolution will be decided on a show of hands, unless a poll is validly demanded. You may appoint your proxy by completing the forms of proxy and returning them in accordance with the instructions set out in the section entitled "Action to be taken" on pages 16 to 17 and on the relevant form of proxy. If you hold Rentokil Initial ordinary shares in uncertificated form, you may also appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 48 hours before the time appointed for the relevant meeting. For the CREST proxy instruction to be valid, the Ordinary Shareholder's instruction to vote either in favour or against the Scheme must be clearly entered in the relevant box provided.

Should you later change your mind and decide to attend the meetings in person, then returning the forms of proxy will not preclude you from doing so.

In particular it is important that a considerable number of votes are cast at the Court Meeting so as to demonstrate that there is a fair representation of shareholder opinion.

Your votes count.

You are therefore strongly encouraged to complete, sign and return your forms of proxy as soon as possible. You will have been sent a pink form of proxy for the Court Meeting and a green form of proxy for the EGM.

Holders of Rentokil Initial ADRs will be sent voting instruction cards. You are also strongly encouraged to complete, sign and return your voting instruction cards in accordance with the instructions set out in the section entitled "Action to be taken" on pages 16 to 17 and on the relevant voting instruction card. If you hold your Rentokil Initial ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rentokil Initial ADRs.

7. What is an ADR?

There are references in this document to "ADRs" and "Rentokil Initial ADRs". Rentokil Initial, like many other non-US companies, has an American Depositary Receipt (***ADR***) facility in the United States. Certain Rentokil Initial ordinary shares are deposited with The Bank of New York (***US Depositary***), which, subject to certain terms and conditions, has agreed to issue American Depositary Receipts that represent entitlements to the deposited shares. The Rentokil Initial ADR facility trades on the over-the-counter market in the United States. If you hold Rentokil Initial ordinary shares only, you do not need to worry about the references in this document to ADRs.

8. What will I end up with after the Scheme comes into effect?

When the Scheme becomes effective, you will receive one New Share in place of every Rentokil Initial ordinary share held at 6.00 p.m. (UK time) on 20 June 2005. The register of members of New Rentokil Initial will be updated to reflect your shareholding on the Scheme becoming effective. If you hold your shares in a CREST account, the New Shares will be credited to your CREST account and if you hold your shares in certificated form, share certificates will be sent to you in due course. If you hold Rentokil Initial ADRs (in certificated or book-entry form) those ADRs will represent the New Shares after the Scheme becomes effective and will continue to be honoured by the US Depositary.

9. Will there be any change to the value of my shareholding?

There is no reason to believe that the market price of each New Share following the Scheme would be different to the market price of each Rentokil Initial share had New Rentokil Initial not been introduced as a new holding company.

10. Will I receive dividends on my New Rentokil Initial shares?

The board of directors of New Rentokil Initial, which at the date of this document is the same as the board of Rentokil Initial, expects to continue to pay dividends in line with the policy which Rentokil Initial has adopted to date.

The final dividend, if approved at the AGM, will be paid on your existing shares in Rentokil Initial to the holders on the record date.

11. My dividends are paid directly into my bank account. Do I need to change the existing instructions?

Your present dividend instructions will be continued for New Rentokil Initial after the Scheme becomes effective, unless and until you revoke them. If you wish to change your instructions you should contact the Shareholder Helpline, details of which are included at the end of this summary.

12. When will I receive my New Rentokil Initial share certificate?

It is currently proposed that the New Rentokil Initial share certificates will be despatched to you by 12 July 2005.

13. What do I do with my old share certificates?

When the Scheme becomes effective, your holding in ordinary shares in Rentokil Initial will be replaced by an equivalent holding in the ordinary shares in New Rentokil Initial. **Thus, all your share certificates for shares in Rentokil Initial will cease to be valid. Upon receipt of your share certificates for shares in New Rentokil Initial, your original share certificates in Rentokil Initial should be destroyed.**

14. Will I have to pay any tax as a result of the Scheme?

There should generally be no UK tax liabilities for UK resident Rentokil Initial shareholders arising from the implementation of the Scheme.

Details of the UK and US tax treatment and certain aspects of the Danish tax treatment of the Scheme are set out respectively in the sections entitled "UK taxation" on pages 46 to 49, "US taxation" on pages 49 to 50 and "Danish Tax Clearance" on page 50.

If you are in any doubt about your tax position, you should consult a professional adviser.

15. What if I hold my Rentokil Initial shares in a PEP or an ISA?

If you currently hold your Rentokil Initial ordinary shares in a PEP or an ISA, you should be able to hold your New Rentokil Initial ordinary shares in the PEP or ISA, depending on the PEP/ISA terms and conditions. If you require further details, you should contact your PEP/ISA manager.

If you do not currently hold Rentokil Initial ordinary shares in a PEP or an ISA, the New Rentokil Initial ordinary shares should qualify for inclusion in the stocks and shares component of an ISA.

16. What if I am an employee and participate in a Rentokil Initial share method?

You will be written to separately. It is intended that, save as described in paragraph 12 of Part 6 of this document, there will be no changes to the operation of the Rentokil Initial Employee Share Schemes.

17. What if I am resident outside the UK?

You should refer to pages 14 to 15 of this document.

Certain additional information relevant to US shareholders and holders of Rentokil Initial ADRs is included in Part 2 (pages 14 to 15) and Part 6 (pages 49 to 50) of this document.

18. Why is New Rentokil Initial reducing its capital?

Shortly after the Scheme becomes effective, the capital of New Rentokil Initial will be reduced by decreasing the nominal value of each New Rentokil Initial ordinary share from £1 (or such lower nominal value as the directors of New Rentokil Initial may decide prior to the date on which the Court is asked to sanction the Scheme) to 1 pence, replicating the nominal value of the existing Rentokil Initial ordinary shares. The reduction of capital is being implemented to create distributable reserves in New Rentokil Initial for the reasons referred to in paragraph 2 above. Assuming a reduction of capital of 99 pence per share and no further shares of Rentokil Initial plc are issued after 22 April 2005, this will create distributable reserves of approximately £1.8 billion.

19. What is the estimated cost of implementing the Proposals?

The total cost (exclusive of any amounts in respect of value added tax) payable by Rentokil Initial and/or New Rentokil Initial in connection with the implementation of the Proposals is estimated to amount to approximately £2.7 million. There are no amounts payable to financial intermediaries.

20. Do I need to take any further action?

It is important that you vote at the Court Meeting and the EGM. You are strongly encouraged to complete, sign and return your forms of proxy as soon as possible. See paragraph 6 above for further details.

Your present dividend instructions will continue for New Rentokil Initial. If you wish to change your dividend instructions, you should contact the Shareholder Helpline. See paragraph 11 above for further details.

Upon receipt of your share certificates for shares in New Rentokil Initial, your existing share certificates in Rentokil Initial should be destroyed. See paragraph 13 above for further details.

21. What if I still have questions?

If you have read this document and still have questions, please call our Shareholder Helpline on telephone number 0870 162 3121 (+4420 8639 2157 if you are calling from outside the United Kingdom) open from 9.00 a.m. to 5.30 p.m. on any business day (UK time).

NOTE: For legal reasons, the Shareholder Helpline will only be able to provide practical information about how to complete the enclosed forms and other information contained in this document and will be unable to give advice on the merits of the proposals described in this document or to provide financial or taxation advice. For financial or taxation advice, you will need to consult an independent financial adviser.

Rentokil Initial plc
(Registered in England No. 224814)



Registered Office:
Felcourt
East Grinstead
West Sussex RH19 2JY
United Kingdom

26 April 2005

Dear shareholder

1. Introduction

On 24 February 2005, we announced our intention to implement a change to our corporate structure by putting in place a new listed holding company for the Group.

We have prepared a summary on pages 4 to 7 to help you understand what is involved. You should nevertheless read the whole of this document and not rely solely on the summary.

The purpose of this letter is to explain why the Directors consider the proposals to be in the best interests of Rentokil Initial and its shareholders.

2. Reasons for the Proposals

Over the last 5 financial years, Rentokil Initial has used some £1.9 billion of its distributable reserves implementing a share buy back programme following the acquisition of Ratin A/S in 2000. Furthermore, under European legislation which came into force in the UK in November 2004, Rentokil Initial, in common with all other listed European companies with financial years starting on or after 1 January 2005, must adopt International Financial Reporting Standards in respect of its consolidated accounts for the current financial year. The Directors believe that the adoption of these standards, in particular the need to recognise (under IAS 19) Rentokil Initial's pension fund deficit as a liability, will further reduce the level of Rentokil Initial's distributable reserves.

Accordingly, so as to ensure that there remain sufficient distributable reserves to absorb the impact of the new accounting standards and support likely dividend requirements in the medium to long term, the Directors consider that up to £1.8 billion of additional distributable reserves should be created. They have concluded that the best way of achieving this would be to implement a reorganisation involving the introduction of a new listed holding company, New Rentokil Initial, by means of a scheme of arrangement (described in more detail in paragraph 4 below). Shortly after the Scheme becomes effective, New Rentokil Initial plans to implement a reduction of capital (described in more detail in paragraph 6 below) to create the required level of additional distributable reserves. A number of other listed companies have, in the recent past, implemented similar reorganisations for similar purposes.

The Proposals should not result in any disruption to Rentokil Initial's day-to-day commercial operations.

3. Current trading and prospects

In its trading statements issued in November 2004 and February 2005, Rentokil Initial set out the Group's prospects for 2005, whereby the board anticipated that:

— the reinvestment programme was essential and would continue at present levels;

— there would be a further deterioration in the trading results in the first half of 2005;

— the benefits of the investments and cultural changes should start to come through thereafter; and

— the performance for 2005 as a whole would be weaker than in 2004.

The Board and the board of New Rentokil Initial continue to hold these views and, with the new Chief Executive of Rentokil Initial, Doug Flynn, now in the post, continue to believe that the right actions are being taken to return to a path of sustainable growth over the medium to longer term.

The Board will give a further update in its scheduled AGM trading statement to be issued on 26 May 2005.

4. Principal features of the Scheme

The reorganisation will be carried out by a formal procedure, known as a scheme of arrangement (***Scheme***), under the Companies Act 1985. The key features of the Scheme are as follows:

Shares and ADRs

Under the Scheme:

(a) shares in Rentokil Initial will be cancelled;

(b) Rentokil Initial will issue new shares to New Rentokil Initial so that New Rentokil Initial will own all shares in Rentokil Initial; and

(c) you will receive one share in New Rentokil Initial for each share in Rentokil Initial cancelled.

The existing Rentokil Initial ADRs will represent the shares in New Rentokil Initial received by the US Depositary.

Court Meeting and Extraordinary General Meeting

The Scheme requires the approval of Ordinary Shareholders at the Court Meeting. If the Scheme is approved by the requisite majority at the Court Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing.

Ordinary Shareholders will also be asked to approve a resolution implementing various matters in connection with the Scheme at the Extraordinary General Meeting.

Completion

We expect that the new holding company structure will become effective on 21 June 2005.

5. Listing

The shares which you will receive in New Rentokil Initial will be listed only in the UK. Application has been made to the UKLA for the New Shares to be admitted to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. We expect that the New Shares will be listed, and that dealings in them will commence, on 21 June 2005. Rentokil Initial is currently a member of the FTSE-100. Upon the Scheme becoming effective, it is expected that New Rentokil Initial will replace Rentokil Initial as a member of the index.

6. New Rentokil Initial Reduction of Capital

Shortly after the Scheme becomes effective, the capital of New Rentokil Initial will be reduced by decreasing the nominal value of each New Share and each unissued ordinary share in the capital of New Rentokil Initial from £1 (or such lower nominal value as the directors of New Rentokil Initial may decide prior to the date on which the Court is asked to sanction the Scheme) to 1 pence. The directors of New Rentokil Initial would decide on a lower nominal value than £1 if it were necessary to ensure that the New Shares were not allotted at a discount to their nominal value (which would be a breach of the Companies Act 1985). The New Rentokil Initial Reduction of Capital is being implemented to create distributable reserves in New Rentokil Initial.

The initial shareholders of New Rentokil Initial have resolved to reduce its capital as described above, conditional on the Scheme becoming effective. At the Extraordinary General Meeting of Rentokil Initial, its shareholders, who will become the shareholders of New Rentokil Initial if the Scheme becomes effective, will be asked to approve the New Rentokil Initial Reduction of Capital. The New Rentokil Initial Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve on the balance sheet of New Rentokil Initial of approximately £1.8 billion (assuming a reduction of 99 pence per share and no further shares of Rentokil Initial are issued after 22 April 2005).

The Directors have no current intention to use the distributable reserves to be created by the Proposals to support a share repurchase programme or to effect any other return of cash to shareholders, but the additional reserves will give Directors the flexibility to do so should circumstances change.

The New Rentokil Initial Reduction of Capital is expected to become effective on 23 June 2005.

7. Action to be taken

On 26 May 2005, the Court Meeting and the Extraordinary General Meeting will be held to seek approval for the proposals. Notices of the Court Meeting and the Extraordinary General Meeting are set out in Parts 4 and 5 of this document respectively. **In order that the Court can be satisfied that the votes cast fairly represent the views of the Ordinary Shareholders, it is important that as many votes as possible are cast at the Court Meeting.** Ordinary Shareholders are therefore encouraged to attend the Court Meeting in person or by proxy.

Whether or not you propose to attend the meetings, you are requested to complete, sign and return (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, the pink form of proxy for use at the Court Meeting and the enclosed green form of proxy for use at the Extraordinary General Meeting. **Completed forms of proxy should be returned by post (faxes will not be accepted).** If you hold Ordinary Shares in uncertificated form, you may also appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 48 hours before the time appointed for the relevant meeting. For the CREST proxy instruction to be valid, the Ordinary Shareholder's instruction to vote either in favour or against the Scheme must be clearly entered in the relevant box provided. If you hold Rentokil Initial ADRs, the enclosed voting instruction card should be completed, signed and returned to the US Depositary, as soon as possible. For further explanation of voting procedures for holders of Rentokil Initial ADRs, see the section entitled "Action to be taken" on pages 16 to 17. If you hold your Rentokil Initial ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rentokil Initial ADRs.

8. Recommendation

The Board of Rentokil Initial, which has been so advised by UBS, has considered the Proposals and consider the terms to be fair and reasonable. In providing its advice, UBS has relied upon the Board's commercial assessment of the Proposals.

The Board considers the Proposals to be in the best interests of the shareholders of Rentokil Initial as a whole and accordingly, your Board unanimously recommends that holders of Ordinary Shares vote, and that holders of Rentokil Initial ADRs instruct the US Depositary to vote, in favour of the Proposals at the Court Meeting and at the Extraordinary General Meeting. The members of the Board intend to vote their own shareholdings totalling 559,412 Ordinary Shares (representing in aggregate approximately 0.033% of the issued ordinary share capital of Rentokil Initial) in favour of the Proposals.

Yours sincerely



Chairman
Brian McGowan

PART 2: EXPLANATORY STATEMENT

(In compliance with section 426 of the Companies Act 1985)

UBS Investment Bank

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

26 April 2005

Dear shareholder

Introduction of a new holding company proposals and creation of distributable reserves

1. Introduction

On 24 February 2005, Rentokil Initial announced its intention to implement a corporate reorganisation under which it is proposed that a new listed holding company, New Rentokil Initial, would be introduced for the Group. The corporate reorganisation is proposed to be effected by way of a scheme of arrangement under section 425 of the Companies Act.

The Scheme is subject to various conditions. If these conditions are satisfied and the Scheme is approved and implemented in full, New Rentokil Initial will own the entire issued share capital of Rentokil Initial.

Your attention is drawn to the letter from the Chairman of Rentokil Initial in Part 1 of this document which contains, amongst other things, information on the reasons for the Proposals and the unanimous recommendation by the Board to Ordinary Shareholders to vote, and holders of Rentokil Initial ADRs to instruct the US Depositary to vote, in favour of the Scheme at the Court Meeting and in favour of the resolution relating to the implementation of the Scheme to be proposed at the Extraordinary General Meeting. That letter and Parts 6 and 7 of this document form part of this Explanatory Statement.

The Directors have been advised by UBS in connection with the Proposals. We have been authorised by the Directors to write to you to explain the terms of the Proposals and to provide you with other relevant information. The Scheme is set out in full in Part 3 of this document. The Notice of the Court Meeting at which approval for the Scheme will be sought and the Notice of the Extraordinary General Meeting at which a resolution relating to the Scheme will be proposed are set out in Parts 4 and 5 of this document respectively.

2. Background to and reasons for the Scheme and the New Rentokil Initial Reduction of Capital

The background to and reasons for the Scheme and the New Rentokil Initial Reduction of Capital are described in paragraphs 2 and 6 of the Chairman's letter in Part 1 of this document.

3. Summary of the Scheme

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. In consideration for the cancellation, Scheme Shareholders will receive:

for each Scheme Share cancelled **one New Share.**

Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

Following the cancellation of the Scheme Shares, the share capital of Rentokil Initial will be increased to its former amount by the creation of the New Ordinary Shares and the credit arising in the books of Rentokil Initial as a result of the reduction in capital will be applied in paying up in full, at par, the New Ordinary Shares. The New Ordinary Shares will be issued to New Rentokil Initial which will, as a result, become the holding company of Rentokil Initial and the Group.

The Scheme will also authorise Rentokil Initial to enter into agreements under which it will agree to give a guarantee of the obligations of New Rentokil Initial under the New Facilities in the circumstances set out

in the New Facilities. The entry into of such an agreement will be approved within the Scheme to ensure compliance with section 151 of the Companies Act.

4. Conditions to the implementation of the Scheme

The implementation of the Scheme is conditional on the following having occurred:

(a) the Scheme having been approved by a majority in number, representing not less than three-fourths in value, of those Ordinary Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the special resolution to approve certain matters to give effect to the Scheme having been duly passed at the Extraordinary General Meeting by a majority of not less than three-fourths of the votes cast;

(c) the Scheme having been sanctioned by the Court at the Court Hearing;

(d) an office copy of the Order of the Court sanctioning the Scheme under section 425 of the Companies Act having been delivered to the Registrar of Companies for registration and the minute confirming the reduction of capital in relation to the Scheme having been registered by the Registrar of Companies; and

(e) permission having been granted by the UKLA and the London Stock Exchange to admit the New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities respectively.

The Directors will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or waived and, at the relevant time, they consider that it continues to be in Rentokil Initial and its Ordinary Shareholders' best interests that the Scheme should be implemented.

The Court Hearing is expected to be held at or around 10.30 a.m. on 20 June 2005 at the Royal Courts of Justice, The Strand, London WC2A 2LL. Shareholders will have the right to attend the Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the Scheme. Holders of Rentokil Initial ADRs who wish to attend the Court Hearing should see the section entitled "Action to be taken" on pages 16 to 17 for additional information.

The Scheme contains a provision for Rentokil Initial and New Rentokil Initial jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of Scheme Shareholders should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Directors, is of such a nature or importance as to require the approval of Ordinary Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such approval is obtained.

If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied or waived, the Scheme is expected to become effective, and dealings in New Shares are expected to commence, on 21 June 2005. If the Scheme has not become effective by 31 December 2005 (or such later date as Rentokil Initial and New Rentokil Initial may agree and the Court may allow), it will lapse, in which event there will not be a new holding company of Rentokil Initial, Scheme Shareholders will remain shareholders of Rentokil Initial and Ordinary Shares will continue to be listed on the Official List.

5. Effect of the Scheme

The effect of the Scheme will be that Scheme Shareholders will exchange their interest in Scheme Shares for an equivalent proportionate interest in New Rentokil Initial and their proportionate interests in the profits, net assets and dividends of the Group will not be affected by reason of the implementation of the Scheme.

Ordinary Shareholders will not receive any cash sum, nor will Rentokil Initial pay up any dividend to New Rentokil Initial, pursuant to the terms of the Scheme.

6. Change of Name

In order to maintain continuity, it is proposed that conditional upon the Scheme becoming effective Rentokil Initial 2005 plc will change its name to Rentokil Initial plc. The company now known as Rentokil Initial plc will change its name to Rentokil Initial 1927 plc and Ordinary Shareholders will be asked to approve this change of name at the EGM.

7. Listings, dealings, share certificates and settlement

Application has been made to the UKLA for the admission of up to 1,815,000,000 New Shares to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in Ordinary Shares is expected to be 20 June 2005. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 20 June 2005, the Scheme Record Time. It is expected that Admission will become effective and that dealings in the New Shares will commence on 21 June 2005, the Effective Date. The listing of Ordinary Shares is also expected to be cancelled on that date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the Ordinary Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

Listing Particulars relating to New Rentokil Initial, which are required to be published in accordance with the Listing Rules to effect the introduction of the New Shares to the Official List, are obtainable from the Rentokil Initial website (www.rentokil-initial.com) or, up until Admission, by calling the Shareholder Helpline on telephone number 0870 162 3121 (+4420 8639 2157 if you are calling from outside the United Kingdom) or, on request, free of charge from the registered office of Rentokil Initial and of New Rentokil Initial (being, in both cases, Felcourt, East Grinstead, West Sussex, RH19 2JY).

A copy of the Listing Particulars may also be inspected at the Document Viewing Facility of the Financial Services Authority, 25 North Colonnade, London E14 5HS or as described in paragraph 21 of Part 6 of this document. A copy of the Listing Particulars will also be available for inspection at the Court Meeting and the Extraordinary General Meeting.

With effect from and including the Effective Date, all share certificates representing the Scheme Shares will cease to be of value and should be destroyed. Rentokil Initial ADRs (in certificated and book-entry form) will represent New Shares from the Effective Date and will continue to be honoured by the US Depositary.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Directors will apply for the New Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in New Shares following Admission may take place within the CREST system. CREST is a voluntary system and uncertificated holders of New Shares who wish to receive and retain share certificates will be able to remove their New Shares from the CREST system following the Scheme becoming effective.

For Scheme Shareholders who hold their Ordinary Shares in a CREST account at the Scheme Record Time, New Shares are expected to be credited to the relevant CREST members' accounts on 21 June 2005, the Effective Date. For those holding shares in certificated form at the Scheme Record Time, definitive share certificates for the New Shares are expected to be despatched within fifteen business days after the Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for New Shares, transfers of New Shares will be certified against the register of members of New Rentokil Initial. Temporary documents of title will not be issued in respect of the New Shares.

Ordinary Shares held in uncertificated form will be disabled in CREST on the Scheme Record Date. New Rentokil Initial reserves the right to issue New Shares to any or all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on Ordinary Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Effective Date to be valid and effective mandates or instructions to New Rentokil Initial in relation to the corresponding holding of New Shares.

8. Directors' and other interests

As at the date of this document, the composition of the board of New Rentokil Initial is the same as that of the current board of Rentokil Initial. Robert Ward-Jones, who is the company secretary of Rentokil Initial but not a director, was a director of New Rentokil Initial from the date of its incorporation until his resignation on 13 April 2005.

The interests of the Directors in the share capital of Rentokil Initial are set out in paragraph 6 of Part 6 of this document (including details of any share options). To the extent that the Directors are interested in Ordinary Shares under any of the Rentokil Initial Share Schemes, they will be invited (as will other participants) to exchange their existing options for replacement options with identical performance criteria over the identical number of New Shares, subject to the Scheme becoming effective (see paragraph 10 below). Each of the Directors who holds any options has indicated that he will accept such invitation.

The Directors may be considered to be affiliates for purposes of the Securities Act (see paragraph 11 below).

Roger Payne and Robert Ward-Jones hold the two issued ordinary shares in New Rentokil Initial. If the Proposals becomes effective, these shares will be gifted back to, or repurchased by, New Rentokil Initial and they will be cancelled.

Details of Directors' service agreements and the terms of their appointment are set out in paragraph 5(b) of Part 6 of this document. If the Scheme becomes effective, the existing service contracts of the executive Directors who are executive Directors of Rentokil Initial at that time will be transferred to New Rentokil Initial, in each case on the same terms as their existing contracts with Rentokil Initial. In the case of non-executive Directors, if the Scheme becomes effective, letters of appointment on the same terms as the letters of appointment issued by Rentokil Initial will be issued to the then non-executive Directors by New Rentokil Initial (taking into account any period left to run on the appointment by Rentokil Initial).

Save as described or referred to above, the effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

9. Taxation

Certain UK, US federal income tax and Danish tax considerations which arise from the implementation of the Scheme and which will apply to shareholders resident in those jurisdictions are summarised in paragraphs 16, 17 and 18 of Part 6 of this document.

If you are in any doubt about your tax position, you should consult a professional adviser.

10. Rentokil Initial Employee Share Schemes

The effect of the Scheme on awards and options held under the Rentokil Initial Employee Share Schemes are described in paragraph 12 of Part 6 of this document.

11. Overseas Shareholders

General

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom (***overseas shareholders***) may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of New Shares following completion of the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If New Rentokil Initial is advised that the allotment and issue of New Shares to any overseas shareholders would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require New Rentokil Initial to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of New Rentokil Initial, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that New Rentokil Initial may in its sole

discretion determine either (i) that the holder's entitlement to New Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder; or (ii) where New Rentokil Initial is advised that the approach proposed in (i) would be unlawful in a particular jurisdiction, that the holder's entitlement to New Shares shall be issued to a nominee for such holder appointed by New Rentokil Initial and then sold, with the net proceeds being remitted to the holder concerned. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. For additional information relating to certain US and Danish tax considerations relevant to persons resident in the United States or Denmark, see paragraphs 17 and 18 of Part 6 of this document respectively.

United States

Any securities to be issued pursuant to the Scheme in the United States have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, Rentokil Initial will advise the Court that its sanctioning of the Scheme will be relied on by New Rentokil Initial as an approval of the Scheme following a hearing on its fairness to Scheme Shareholders, at which Court Hearing all Scheme Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

Securities to be issued pursuant to the Scheme should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Scheme (other than "affiliates" as described in the paragraph below) may resell them without restriction under the Securities Act. Any securities issued pursuant to the Scheme will not be registered under any US state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities laws of such state.

A person who is entitled to receive New Shares pursuant to the Scheme and who is an affiliate of Rentokil Initial prior to implementation of the Scheme may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) of the Securities Act or another applicable exemption from registration or in a transaction not subject to registration (including a transaction that satisfies the applicable requirements of Regulation S under the Securities Act). Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of Rentokil Initial should consult their own legal advisers prior to any sale of securities received in the Scheme.

Holders of Ordinary Shares and Rentokil Initial ADRs who are citizens or residents of the United States are advised that any securities issued pursuant to the Scheme have not been and will not be registered under the Exchange Act. New Rentokil Initial intends to obtain an exemption from the reporting requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. Accordingly, if the SEC informs New Rentokil Initial that it has been added to the list of foreign private issuers that claim this exemption, New Rentokil Initial will comply with the information supplying requirements of Rule 12g3-2(b) and, so long as it continues to rely on this exemption, will furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the UKLA and which has been made public by the UKLA; or (C) it has distributed or is required to distribute to its shareholders. Information that New Rentokil Initial furnishes to the SEC pursuant to Rule 12g3-2(b) may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

12. Meetings

The Scheme will require Ordinary Shareholders to vote on the Scheme at the Court Meeting, held at the discretion of the Court, and the passing of the special resolution relating to the Scheme at the Extraordinary General Meeting both of which have been convened for 26 May 2005 and will be held at

The Great Hall, Plaisterers' Hall, 1 London Wall, London EC2Y 1TU. The Court Meeting and the Extraordinary General Meeting will be held on the same day as, and immediately following, the AGM.

Notices of the Court Meeting and the Extraordinary General Meeting are set out in Parts 4 and 5 respectively of this document.

Annual General Meeting

The Annual General Meeting has been convened for 11.00 a.m. on 26 May 2005 at which meeting, or any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, approve the resolutions set out in the notice of Annual General Meeting which was sent to Ordinary Shareholders on 26 April 2005. Such resolutions are of the usual kind proposed at Rentokil Initial's annual general meetings and do not seek approval for, and are not in any way related to, the Proposals.

Court Meeting

The Court Meeting has been convened for 26 May 2005 at 11.45 a.m., (or as soon thereafter as the Annual General Meeting concludes or is adjourned) pursuant to an order of the Court, at which meeting, or at any adjournment thereof, Ordinary Shareholders appearing on the register at the Scheme Voting Record Time will consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Ordinary Shareholder present in person or by proxy will be entitled to one vote for each Ordinary Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of the Ordinary Shareholders present and voting (either in person or by proxy) at the Court Meeting representing three-fourths in value of the Ordinary Shares held by them.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the Ordinary Shareholders, it is important that as many votes as possible are cast at the Court Meeting. Ordinary Shareholders are therefore encouraged to take the action referred to in paragraph 13 below.

If the Scheme is approved and becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended and voted at the Court Meeting or the way they voted.

Extraordinary General Meeting

The Extraordinary General Meeting has been convened for 26 May 2005 at 12.00 noon (or, if later, immediately following the conclusion or adjournment of the Court Meeting). The special resolution to be proposed at the Extraordinary General Meeting is set out in full in the Notice of the Extraordinary General Meeting. In summary, it seeks shareholder approval for:

(a) the Scheme;

(b) the cancellation of the Scheme Shares;

(c) the increase in the authorised share capital of Rentokil Initial to its former amount;

(d) the creation of the New Ordinary Shares;

(e) the allotment of the New Ordinary Shares to New Rentokil Initial;

(f) amendments to the Rentokil Initial Articles to deal with transitional matters arising from the Scheme;

(g) the Rentokil Initial Reduction of Capital; and

(h) conditional upon the Scheme becoming effective, the change in the name of Rentokil Initial to Rentokil Initial 1927 plc.

The special resolution referred to above will be decided on a show of hands, unless a poll is validly demanded. The majority required for the passing of such a resolution is not less than three-fourths of the votes cast. On a show of hands, each Ordinary Shareholder present in person will have one vote and on a poll each Ordinary Shareholder present in person or by proxy will have one vote for each Ordinary Share held.

13. Action to be taken

Forms of proxy are enclosed as follows:

(a) for the Court Meeting, a pink form of proxy; and

(b) for the Extraordinary General Meeting, a green form of proxy.

Holders of Rentokil Initial ADRs are not entitled to attend either the Court Meeting or the EGM but will receive voting instruction cards. These may be used to instruct the US Depositary how to vote at the Court Meeting and the Extraordinary General Meeting in relation to the Ordinary Shares underlying such holders' Rentokil Initial ADRs.

Holders of Rentokil Initial ADRs who wish to vote the Ordinary Shares underlying their Rentokil Initial ADRs in person (other than by proxy) at the Court Meeting and the EGM and to have standing to appear at the Court Hearing to sanction the Scheme will be entitled to do so only if they withdraw such shares from the ADR programme. To ensure that they become registered holders of Ordinary Shares by 48 hours prior to the relevant event, such holders should present their Rentokil Initial ADRs to the US Depositary for withdrawal (upon compliance with the terms of the ADR Deposit Agreement, including payment of the US Depositary's fees and any applicable taxes and governmental charges) and delivery of Ordinary Shares at least seven business days prior to the relevant meeting or hearing. Holders of Rentokil Initial ADRs that do not wish to vote in person at the Court Meeting and EGM should instruct the US Depository how to vote by completing and signing the enclosed ADR voting instruction card.

Whether or not you propose to attend the meetings in person, you are requested, if you hold Ordinary Shares, to complete and sign both forms of proxy or complete and transmit the CREST proxy instruction. If you hold Rentokil Initial ADRs, you are requested to complete and sign the enclosed voting instruction card.

Completed forms of proxy should be returned (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) to the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible, and in any case so as to be received by the Company's Registrars not later than 48 hours before the time appointed for the relevant meeting. **Completed forms of proxy should be returned by post (faxes will not be accepted).** If you hold your Ordinary Shares in uncertificated form, you may also appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 48 hours before the time appointed for the relevant meeting. The time of receipt will be taken to be the time from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. For the CREST proxy instruction to be valid, the Ordinary Shareholder's instruction to vote either in favour or against the Scheme must be clearly entered in the relevant box provided. Completed ADR voting instruction cards should be returned to the US Depositary in the pre-addressed envelope as soon as possible, and in any case so as to be received by the US Depositary by 12.00 noon (New York time) on 19 May 2005. If you hold your Rentokil Initial ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Rentokil Initial ADRs. In each case, the forms of proxy and voting instruction cards should be completed in accordance with the instructions printed on them.

The pink form of proxy in respect of the Court Meeting may also be handed to the Chairman or the Company's Registrars, Capita Registrars, at the Court Meeting before the start of such meeting. However, in the case of the Extraordinary General Meeting, unless the green form of proxy is lodged so as to be received at least 48 hours before the meeting, it will be invalid.

The lodging of the forms of proxy or CREST proxy instruction will not prevent you from attending either the Extraordinary General Meeting or the Court Meeting and voting in person should you decide to do so.

14. Further information

Your attention is drawn to the letter from your Chairman set out in Part 1 of this document, the Scheme (which is set out in full in Part 3 of this document) and the additional information set out in Part 6 of this document.

Yours very truly

for and on behalf of UBS Limited

Emma Goodrick	Jonathan Bewes
Managing Director	Executive Director

PART 3: SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 2382 of 2005

IN THE MATTER OF RENTOKIL INITIAL plc

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under Section 425 of the Companies Act 1985)

between

RENTOKIL INITIAL plc

and

THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless the context otherwise requires, the following expressions shall bear the following meanings:

business day	a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business
Clause	a clause of this Scheme
Companies Act	the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme by the Court
Court Meeting	the meeting of the holders of Ordinary Shares convened for 26 May 2005 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve this Scheme, and any adjournment thereof
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CRESTCo	CRESTCo Limited
Effective Date	the date on which this Scheme becomes effective in accordance with Clause 8
holder	a registered holder of shares, and includes any person(s) entitled by transmission
in certificated form	in relation to a share or other security, a share or other security which is not in uncertificated form
New Facilities	committed bank credit facilities under which both New Rentokil Initial and Rentokil Initial are named as borrowers
New Rentokil Initial	Rentokil Initial 2005 plc, a company incorporated in England and Wales with registered number 5393279
New Rentokil Initial Reduction of Capital	the proposed reduction of capital of New Rentokil Initial under section 135 of the Companies Act 1985 described in

	paragraph 6 of Part 1 of the document of which this Scheme forms part
New Shares	means: (i) prior to the New Rentokil Initial Reduction of Capital, ordinary shares of £1 each (or such lower nominal value as the directors of New Rentokil Initial may decide prior to the date on which the Court is asked to sanction the Scheme) in New Rentokil Initial to be allotted and issued pursuant to the Scheme; and (ii) following the New Rentokil Initial Reduction of Capital becoming effective, ordinary shares of 1 penny each in New Rentokil Initial
Ordinary Shares	the ordinary shares of 1 penny each in the capital of Rentokil Initial
penny, pence or £	the lawful currency of the United Kingdom
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
Rentokil Initial	Rentokil Initial plc, a company incorporated in England and Wales with registered number 224814
Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court
Scheme Record Date	the later of 20 June 2005 and the business day immediately preceding the Effective Date
Scheme Record Time	6.00 p.m. on the Scheme Record Date
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of Rentokil Initial at the Scheme Record Time
Scheme Shares means:	(a) all the Ordinary Shares in issue at the date of this Scheme; (b) all (if any) additional Ordinary Shares in issue at the Scheme Voting Record Time; and (c) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by Clause 1 of this Scheme in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound
Scheme Voting Record Time	6.00 p.m. on 24 May 2005 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
Uncertificated or in uncertificated form	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

(B) The authorised share capital of Rentokil Initial at the date of this document is £41,000,000 divided as follows:

	Authorised	
	Number	**Nominal value**
Ordinary Shares	4,100,000,000	£0.01

of which as at 22 April 2005 1,810,409,098 Ordinary Shares had been issued and were credited as fully paid and the remainder were unissued.

(C) New Rentokil Initial was incorporated in England and Wales as a public limited company on 15 March 2005, with registered number 5393279.

(D) The authorised share capital of New Rentokil Initial at the date of this document is £4,100,050,000 divided into 4,100,00,000 ordinary shares of £1 each and 50,000 fixed-rate redeemable preference shares of £1 each. 2 ordinary subscriber shares have been issued and are fully paid and the 50,000 fixed-rate redeemable preference shares have been issued and are paid up to the extent of 25 pence per share. All other shares are unissued.

(E) New Rentokil Initial and Rentokil Initial have entered into various committed credit facilities for the purposes of, *inter alia*, refinancing the Group's existing facilities and for general working capital and other corporate purposes. Each of New Rentokil Initial and Rentokil Initial is entitled to borrow thereunder (as are, under some of the credit facilities, other members of the Group) on the basis that (subject to the arrangements mentioned in the next sentence) each borrower is only liable for amounts which it has itself drawn down. Under the terms of the New Facilities, Rentokil Initial will, as soon as reasonably practicable following the Effective Date, enter into agreements under which it will agree that in certain circumstances, it will give a guarantee of the obligations of New Rentokil Initial.

(F) New Rentokil Initial has agreed to appear by Counsel at the Court Hearing, to consent to the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1. Cancellation of Scheme Shares

(a) The issued share capital of Rentokil Initial shall be reduced by cancelling and extinguishing the Scheme Shares.

(b) Forthwith and contingent upon the reduction of capital referred to in Clause 1(a) taking effect:

(i) the authorised share capital of Rentokil Initial shall be increased to its former amount by the creation of such number of Ordinary Shares as shall be equal to the aggregate number of Scheme Shares cancelled pursuant to Clause 1(a); and

(ii) Rentokil Initial shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full, at par, the Ordinary Shares created pursuant to Clause 1(b)(i) and shall allot and issue the same, credited as fully paid up, to New Rentokil Initial and/or its nominee or nominees.

2. Consideration for the cancellation of the Scheme Shares

In consideration of the cancellation of the Scheme Shares and the issue of the Ordinary Shares to New Rentokil Initial and/or its nominee or nominees pursuant to Clause 1, New Rentokil Initial shall (subject to the remaining provisions of this Scheme), allot and issue (credited as fully paid) New Shares to the Scheme Shareholders on the basis of one New Share for each Scheme Share held at the Scheme Record Time.

3. Allotment and issue of New Shares

(a) The New Shares to be issued pursuant to Clause 2 shall rank in full for all dividends or distributions made, paid or declared after the Effective Date on the ordinary share capital of New Rentokil Initial.

(b) The provisions of Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom (***overseas shareholder***), New Rentokil Initial is advised that the allotment and issue of New Shares pursuant to Clause 2 would or might infringe the laws of any jurisdiction outside the United Kingdom or, would or might require New Rentokil Initial to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of New Rentokil Initial, it would be unable to comply or which it regards as unduly onerous, then New Rentokil Initial may in its sole discretion determine:

(i) that such New Shares shall be sold, in which event the New Shares shall be issued to such holder and New Rentokil Initial shall appoint a person to act pursuant to this Clause 3(b)(i) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which New Rentokil Initial has made such a determination shall, as soon as practicable following the Scheme Record Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of Clause 4. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and do all such things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, New Rentokil Initial or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(ii) where New Rentokil Initial is advised that the approach proposed in option 3(b)(i) would be unlawful in a particular jurisdiction, that no such New Shares shall be allotted and issued to such holder under Clause 2 but instead such shares shall be allotted and issued to a nominee appointed by New Rentokil Initial as trustee for such holder, on terms that they shall, as soon a practicable following the Scheme Record Time, be sold on behalf of such holder at the best price which can reasonably be obtained and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of Clause 4. In the absence of bad faith or wilful default, none of the Company, New Rentokil Initial or any broker or agent of either of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

4. Certificates and payments

(a) Not later than five business days after the Effective Date, New Rentokil Initial shall allot and issue all New Shares which it is required to allot and issue to give effect to this Scheme and, not later than fifteen business days after the Effective Date, New Rentokil Initial shall send by post to the allottees of the New Shares certificates in respect of such shares save that where Scheme Shares are held in uncertificated form, New Rentokil Initial will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder the due entitlement to New Shares.

(b) Not later than fifteen business days following the sale of any relevant New Shares pursuant to Clause 3(b), New Rentokil Initial shall procure that such person appointed to act under Clause 3(b)(i) or that that the nominee referred to in Clause 3(b)(ii) shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

(c) All certificates required to be sent by New Rentokil Initial pursuant to Clause 4(a) and all cheques or warrants required to be sent pursuant to Clause 4(b) shall be sent through the post in pre-paid envelopes addressed to and at the risk of the persons respectively entitled thereto at their respective addresses appearing in the register of members of Rentokil Initial at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of Rentokil Initial prior to the Scheme Record Time.

(d) If New Shares are consolidated or subdivided or if the nominal value of New Shares is reduced prior to the despatch or any certificates or the giving of any instructions in accordance with this Clause 4,

the certificates or instructions shall relate to such New Shares as so consolidated, subdivided and/or reduced.

(e) None of Rentokil Initial, New Rentokil Initial, such person appointed to act under Clause 3(b)(i), any nominee referred to in Clause 3(b)(ii) or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this Clause 4.

(f) All cheques and warrants shall be made payable to the holder or, in the case of joint holders, to the first-named of such holders of the Scheme Shares concerned and the encashment of any such cheque or warrant shall be a complete discharge to New Rentokil Initial for the monies represented thereby.

(g) This Clause 4 shall be subject to any prohibition or condition imposed by law.

5. Certificates representing Scheme Shares

With effect from and including the Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings. The holders of such shares shall be bound at the request of Rentokil Initial to deliver such certificates for cancellation to Rentokil Initial or to any person appointed by Rentokil Initial to receive the same, unless such certificates have been destroyed on receipt of the New Rentokil Initial certificates.

6. Mandated payments and other instructions

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from Rentokil Initial shall, unless and until varied or revoked, be deemed as from the Effective Date to be a valid and effective mandate or instruction to New Rentokil Initial in relation to the corresponding New Shares to be allotted and issued pursuant to this Scheme.

7. Guarantee

Rentokil Initial shall, as soon as reasonably practicable following the Effective Date, enter into agreements in the form attached as Schedule 1 to each of the New Facilities and defined therein as the "Old Borrower's Deed of Agreement" (or such other form as may be approved from time to time by the directors of Rentokil Initial) under which, *inter alia*, it will agree to give a guarantee (defined therein as the "Old Borrower's Guarantee") of the obligations of New Rentokil Initial under each of the New Facilities in the circumstances set out in such agreements.

8. Effective Date

(a) This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act shall have been duly delivered to the Registrar of Companies for registration and the minute confirming under section 137 of the Companies Act the reduction of capital provided for by this Scheme is registered by the Registrar of Companies.

(b) Unless this Scheme shall have become effective on or before 31 December 2005 or such later date, if any, as Rentokil Initial and New Rentokil Initial may agree and the Court may allow, it shall lapse.

9. Modification

Rentokil Initial and New Rentokil Initial may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated 26 April 2005

IN THE HIGH COURT OF JUSTICE **No. 2382 of 2005**
CHANCERY DIVISION
COMPANIES COURT

Mr. Registrar Simmonds

IN THE MATTER OF RENTOKIL INITIAL plc

AND

IN THE MATTER OF THE COMPANIES ACT 1985

Notice is hereby given that by an order dated the 22nd day of April 2005 made in the above matters the Court has directed a meeting (the ***Court Meeting***) to be convened of the holders (the ***Ordinary Shareholders***) of ordinary shares of 1 pence each in the capital of Rentokil Initial plc (the ***Company***) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the Scheme of Arrangement hereinafter mentioned) and that such meeting will be held at The Great Hall, Plaisterers' Hall, 1 London Wall, London EC2Y 1TU on 26 May 2005 at 11.45 a.m. (or as soon thereafter as the Annual General Meeting of the Company convened for the same place and date shall have been concluded or adjourned).

A copy of the Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms a part.

The Ordinary Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead.

A pink form of proxy for use at the Court Meeting is enclosed herewith.

It is requested that forms of proxy be lodged (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) with the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by post (faxes will not be accepted), no later than 11.45 a.m. on 24 May 2005 or, in the event that the Court Meeting is adjourned, 48 hours before the time fixed for any adjourned meeting but, if forms are not so lodged, they may be handed to the Chairman or the Company's Registrars, Capita Registrars, at the Court Meeting. For the proxy to be valid, it must be clearly signed in the relevant space provided indicating the Ordinary Shareholder's instruction to vote either in favour or against the Scheme.

In addition, if the Ordinary Shares are held in uncertificated form, a proxy may also be appointed by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual ensuring that it is received by Capita Registrars (under CREST participant ID RA10) by no later than 11.45 a.m. on 24 May 2005 or, in the event that the Court Meeting is adjourned, 48 hours before the time fixed for any adjourned meeting. For the CREST proxy instruction to be valid, the Ordinary Shareholder's instruction to vote either in favour or against the Scheme must be clearly entered in the relevant box provided.

In the case of a corporation, for the form of proxy to be valid, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. (UK time) on 24 May 2005 or, in the event that the Court Meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.00 p.m. (UK time) on 24 May 2005 or, in the event that the Court Meeting is adjourned, less than

48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the said order, the Court has appointed Brian D. McGowan or, failing him, Ronald R. Spinney or failing him, Roger C. Payne to act as chairman of the Court Meeting and has directed the chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 26 April 2005

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
Solicitors for the Company

Rentokil Initial plc

(Registered in England No. 224814)

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of Rentokil Initial plc (the "Company") at The Great Hall, Plaisterers' Hall, 1 London Wall, London EC2Y 1TU on Thursday 26 May 2005 at 12.00 noon (or, if later, immediately following the conclusion or adjournment of the meeting of the holders of ordinary shares of 1 pence each in the capital of the Company convened for 11.45 a.m. on the same day, and at the same place, by an order of the High Court of Justice in England and Wales) to consider and, if thought fit, to pass the following resolution as a special resolution:

That:

(A) the Scheme of Arrangement dated 26 April 2005 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) be approved and the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(B) for the purpose of giving effect to the Scheme:

(a) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

(b) forthwith and contingently upon such reduction of capital taking effect:

(i) the authorised share capital of the Company be increased to its former amount by the creation of such number of Ordinary Shares (as defined in the Scheme) as shall be equal to the aggregate nominal amount of the Scheme Shares cancelled pursuant to paragraph (B)(a) of this Resolution; and

(ii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full, at par, such Ordinary Shares which shall be allotted and issued, credited as fully paid, to New Rentokil Initial and/or its nominee or nominees; and

(iii) the directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of Section 80 of the Companies Act 1985, to allot such Ordinary Shares provided that (a) the maximum aggregate nominal amount of the shares which may be allotted hereunder shall be £18,150,000 (b) this authority shall expire on 31 December 2005 (or such later date by when the Court (as defined in the Scheme) has allowed the Scheme to become effective), and (c) this authority shall be in addition to any subsisting authority conferred on the directors of the Company pursuant to the said Section 80;

(C) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article as Article 154:

Scheme of Arrangement

154(A) For the purpose of this Article 154, references to the Scheme are to the Scheme of Arrangement between the Company and the Scheme Shareholders dated 26 April 2005 under Section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Terms defined in the Scheme shall have the same meanings in this Article.

154(B) If any Ordinary Shares in the Company are allotted and issued to any person (a new member) other than New Rentokil Initial and/or its nominee or nominees after the time at which this Article becomes effective they will:

(i) if allotment and issue is prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than New Rentokil Initial and/or its nominee or nominees, shall be bound by the terms of the Scheme; and

(ii) if allotment and issue is after the Scheme has become effective, be immediately transferred to New Rentokil Initial and/or its nominee or nominees in consideration of and conditional on the issue or transfer to the new member of one New Share for each share in the Company so transferred. The New Shares issued pursuant to this Article 154(B)(ii) to the new member will be credited as fully paid and will rank equally in all respects with all New Shares in issue at the time and be subject to the New Rentokil Initial Articles.

154(C) The number of New Shares to be issued or transferred to the new member under this Article 154 may be adjusted by the directors of the Company in such manner as the Company's auditors may determine on any reorganisation of or material alteration of the share capital of either the Company or of New Rentokil Initial or any other return of value to holders of New Shares effected after the Effective Date, provided always that any fractions of a New Share shall be disregarded and shall be aggregated and sold for the benefit of New Rentokil Initial.

154(D) In order to give effect to any such transfer required by this Article 154, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of New Rentokil Initial and/or its nominee or nominees and to agree for and on behalf of the new member to become a member of New Rentokil Initial. Pending the registration of New Rentokil Initial as a holder of any share to be transferred pursuant to this Article 154, New Rentokil Initial shall be empowered to appoint a person nominated by the directors of the Company to act as attorney on behalf of any holder of such share in accordance with such directions as New Rentokil Initial may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and any holder of such share shall exercise all rights attached thereto in accordance with the directions of New Rentokil Initial but not otherwise.

(D) the New Rentokil Initial Reduction of Capital (as described in paragraph 6 of Part 1 of the document containing the explanatory statement sent out with the Scheme pursuant to the provisions of Section 426 of the Companies Act 1985) be approved.

(E) conditionally upon the Scheme becoming effective, the name of the Company be changed to Rentokil Initial 1927 plc.

By order of the Board

Robert Ward-Jones Company Secretary

26 April 2005

Notes:

1. Members entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, on a poll, to vote instead of them. A proxy need not be a member of the Company. Appointing a proxy will not preclude members from attending and voting at the Extraordinary General Meeting if they later decide to do so.

2. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company at 6.00 pm (UK time) on 24 May 2005 or, in the event that the Extraordinary General Meeting is adjourned, registered in the register of members 48 hours before the time of any adjourned meeting(s), shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 6.00 pm (UK time) on 24 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.

3. A green proxy form is enclosed which, to be valid, should be completed, signed and lodged (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) with the Company's Registrars, Capita Registrars by post (faxes will not be accepted), not less than 48 hours before the time of the Extraordinary General Meeting, any adjourned meeting or the taking of a poll at which the person named in the form of proxy proposes to vote.

4. Where the appointer is a corporation, the enclosed green proxy form, to be valid, must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

5. In addition, if the Ordinary Shares are held in uncertificated form, a proxy may also be appointed by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Company's Registrars, Capita Registrars (under CREST participant ID RA10) by no later than 48 hours before the time of the Extraordinary General Meeting or any adjourned meeting.

6. In the case of joint registered holders, the signature of one holder will be accepted and the vote of the senior who tenders a vote, whether in person or proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members in respect of the relevant joint holding.

PART 6: ADDITIONAL INFORMATION

1. Description of Rentokil Initial

Introduction

Rentokil Initial is one of the largest business service groups in the world. It currently has in excess of 90,000 employees and provides a range of business support services in more than 40 countries, including the major economies in Europe, North America, Asia Pacific and Africa.

Rentokil Initial currently operates in four markets: Hygiene, Security, Facilities Management and Parcels Delivery. All of the services within these four markets are provided under either the "Rentokil" or "Initial" brand names.

The Directors' aim is to accelerate growth, particularly in Hygiene and Security, with the main focus being on continental Europe. Rentokil Initial will, however, continue to develop all its services in its existing geographic areas.

In its audited financial statements for the year ended 31 December 2004, Rentokil Initial reported total consolidated turnover and operating profits from total continuing operations before exceptional items of £2,435.3 million (2003: £2,426.2 million) and £395.1 million (2003: £456.2 million) respectively. Basic earnings per share were 11.87p (2003: 15.83p) and dividends per share were 6.71p (2003: 6.10p). Consolidated equity shareholders' funds at that date were negative £569.6 million (2003: negative £631.1 million). Consolidated operating profits from total continuing activities after exceptional items were £345.7 million.

Based on a Closing Price per Ordinary Share of 163.25 pence on 22 April 2005 (being the latest practicable date prior to publication of this document), Rentokil Initial had a total market capitalisation of approximately £2,955.5 million. Rentokil Initial is currently a member of the FTSE-100. Upon the Scheme becoming effective, it is expected that New Rentokil Initial will replace Rentokil Initial as a member of the index.

Hygiene

Rentokil Initial provides Hygiene Services and Pest Control Services within the overall Hygiene market.

Hygiene Services

Hygiene Services offers a total washroom solution service, floor mat, garments and flat linen rental services. The washroom solutions range provides every consumable item, dispensers, drying and disposal systems required in today's modern washroom. Protective floor mats are supplied to a wide client base. Bespoke workwear is manufactured and supplied to commercial, industrial and hospitality customers, with full inventory management available. Specialist high-performance workwear is designed and produced for sectors such as the medical, hi-tech and emergency services. Flat linen (primarily table and bedroom linen) is rented and laundered for corporate and hospitality customers and health service providers.

In the financial year ended 31st December 2004, Hygiene Services accounted for 31.2 per cent. of the Group's turnover and 42.7 per cent. of the Group's operating profits before exceptional items on a continuing basis, with 23.2 per cent. and 65.1 per cent. of total Hygiene Services turnover arising in the United Kingdom and continental Europe respectively.

Pest Control

Pest Control provides a service for the prevention of pests, primarily in the commercial and industrial sectors. Rentokil Initial's research and development provides effective and innovative solutions for pest control with specific emphasis placed on health, safety and protection of the environment.

In the financial year ended 31st December 2004, Pest Control Services accounted for 9.2 per cent. of the Group's turnover and 19.5 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Security

Security delivers solutions that meet customers' needs for personal safety and protection of property. Rentokil Initial provides security services for Rentokil Initial's customers tailored to meet their individual

requirements, using advanced electronic security technology, well trained security officers or a combination of both.

In the financial year ended 31st December 2004, security services accounted for 23.6 per cent. of the Group's turnover and 13.2 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Facilities Management

Rentokil Initial provides Facilities Management Services, Tropical Plants Services and Conferencing Services within the overall Facilities Management market.

Facilities Management Services

Facilities Management Services provides cleaning, catering and hospital services individually, but which also create the platform for multi-service contracts offering one point of customer contact. Any number of Rentokil Initial services can be incorporated within a contract using our own specialist management services.

These services are provided predominantly in the UK and, in the financial year ended 31st December 2004, accounted for 18.6 per cent. of the Group's turnover and 7.3 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Tropical Plants

Tropical Plants are offered to customers on a rental and maintenance or purchase and maintenance basis, ranging from a single plant or tree to displays for the largest atrium. Rentokil Initial's specialist in-house design and development team also offers a range of services to facilities managers, interior designers and architects, to introduce plants as an integral part of building design and refurbishment.

The business operates in over 16 countries and, in the financial year ended 31st December 2004, accounted for 4.3 per cent. of the Group's turnover and 3.0 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Conferencing

Conferencing provides a UK network of 28 specialised education and training centres to meet the needs of corporate and public sector customers. These centres provide specialist meeting facilities and residential accommodation, together with leisure and recreational amenities.

The business operates solely in the UK and, in the financial year ended 31st December 2004, accounted for 3.8 per cent. of the Group's turnover and 6.4 per cent. of the Group's operating profits before exceptional items on a continuing basis.

Parcels Delivery

Parcels delivery is a UK premium express service with options for next-day or specific delivery times. An Internet tracking system and integrated dispatch process provides all customers with continuous information on delivery progress.

In the financial year ended 31st December 2004, it accounted for 9.3 per cent. of the Group's turnover and 7.9 per cent. of the Group's operating profits before exceptional items on a continuing basis.

2. Employees

The number of Rentokil Initial employees (on a monthly average basis) during the last three years were as set out below.

	2004	2003	2002
Service	81,543	84,752	83,184
Selling	3,503	3,322	3,201
Administration	5,948	5,990	6,062
Total	90,994	94,064	92,447

3. Incorporation and activity of New Rentokil Initial

(a) New Rentokil Initial was incorporated and registered in England and Wales on 15 March 2005 under the Companies Act as a public company limited by shares and with registered number 5393279. It became entitled to do business and borrow, pursuant to section 117 of the Companies Act, on 23 March 2005.

(b) The registered office of New Rentokil Initial is Felcourt, East Grinstead, West Sussex RH19 2JY.

(c) New Rentokil Initial has not traded since its incorporation (although it has entered into various engagement letters and agreements with certain of its advisers in connection with the Proposals and various working capital facilities agreements).

(d) PricewaterhouseCoopers LLP, whose address is 1 Embankment Place, London WC2N 6RH have been the only auditors of New Rentokil Initial since its incorporation.

4. Share capital of New Rentokil Initial

New Shares

(a) On incorporation, the authorised share capital of New Rentokil Initial was £4,100,050,000 divided into 4,100,000,000 ordinary shares of £1 each and 50,000 fixed-rate redeemable preference shares of £1 each. As part of the arrangements for the incorporation of New Rentokil Initial, two ordinary subscriber shares of £1 each were issued to the two directors of New Rentokil Initial at the time of incorporation, being Mr. Roger Payne and Mr. Robert Ward-Jones. In addition, 50,000 fixed-rate redeemable preference shares of £1 each have been issued to Rentokil Initial and have been paid up as to 25 pence per share. This is to ensure that New Rentokil Initial meets certain company law requirements for its minimum issued share capital pending the implementation of the Scheme which would only otherwise be met once the New Shares have been issued under the Scheme. Once the Scheme has become effective, the two ordinary subscriber shares will be gifted back to, or repurchased by, New Rentokil Initial and cancelled and, once the New Rentokil Initial Reduction of Capital has become effective, the 50,000 fixed-rate redeemable preference shares, which will be fully paid at the time of redemption, will be redeemed and cancelled.

(b) By various special resolutions proposed and passed at an extraordinary general meeting of New Rentokil Initial on 13 April 2005, it was resolved that:

(i) subject to and conditional upon the New Shares required to be issued by New Rentokil Initial pursuant to the Scheme having been registered in the name of the persons entitled thereto, the share capital of New Rentokil Initial be reduced by reducing the nominal value of each New Share to 1 penny;

(ii) The Directors be generally and unconditionally authorised to exercise all the powers of New Rentokil Initial to allot relevant securities (within the meaning of section 80(2) of the Companies Act):

(I) if the Scheme and the New Rentokil Initial Reduction of Capital become effective, up to an aggregate nominal amount of £1,816,466,571; or

(II) if the Scheme becomes effective but the New Rentokil Initial Reduction of Capital does not become effective, up to an aggregate nominal amount of £2,413,909,064,

in each case such authority shall expire at the conclusion of the first annual general meeting of New Rentokil Initial. However, the Directors may make an offer or agreement which would or might require relevant securities to be allotted after such time and the Directors may allot relevant securities after such time in pursuance of that offer or agreement.

(iii) The Directors be empowered to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority referred to in sub-paragraph (ii) above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the first annual general meeting of New Rentokil Initial and be limited to:

(I) the allotment of equity securities in connection with an offer of equity securities to, or an invitation to apply to subscribe for equity securities to, ordinary shareholders (and, if in accordance with their rights the Directors so determine, holders of other equity securities of

any class), whether by way of rights issue, open offer or otherwise, where the equity securities respectively attributable to the interests of ordinary shareholders (or holders of other equity securities, if applicable) are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be, held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange; and

(II) the allotment (otherwise than pursuant to sub-paragraph (b)(iii)(I)) of equity securities up to an aggregate nominal amount of £905,216 if the Scheme and the New Rentokil Initial Reduction of Capital becomes effective or up to an aggregate nominal amount of £90,521,590 if the Scheme becomes effective and the New Rentokil Initial Reduction of Capital does not,

but so that the Directors may make an offer or agreement which would or might require equity securities to be allotted after the time referred to in this sub-paragraph (b)(iii) and the Directors may allot relevant securities after such time in pursuance of that offer or agreement; and

(iv) New Rentokil Initial be authorised for the period stated in the resolution to make market purchases of its ordinary shares subject to the maximum number of 90,521,590 and the minimum and maximum price which may be paid for each share as stated in the resolution.

(c) Save as disclosed in this paragraph 4, at the date of this document there has been no issue of share or loan capital of New Rentokil Initial since its incorporation and no share or loan capital of New Rentokil Initial is under option or agreed to be put under option.

(d) At the date of this document, New Rentokil Initial has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of New Rentokil Initial for cash or other consideration.

(e) The New Shares will, when issued, be in registered form and the New Shares will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

(f) The New Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

(g) No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New Rentokil Initial.

(h) Under the Scheme:

(i) New Rentokil Initial will issue New Shares, credited as fully paid, to the Scheme Shareholders on the following basis:

for each Scheme Share **one New Share**

(ii) The Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

(i) The proposed authorised and issued share capital of New Rentokil Initial as it will be following the Effective Date, and before the New Rentokil Initial Reduction of Capital comes into effect and the gift back to, or repurchase by, New Rentokil Initial and cancellation of the two ordinary subscriber shares and the redemption of the 50,000 fixed-rate redeemable preference shares referred to in paragraph 4(a), is as follows:

	Authorised		Issued	
	Number	Nominal value	Number	Nominal value
New Shares	4,100,000,000	£4,100,000,000	1,810,409,098	£18,104,091
Fixed-rate redeemable preference shares	50,000	£50,000	50,000	£50,000

The table set out above assumes no issues of shares by Rentokil Initial or New Rentokil Initial after 22 April 2005 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme.

(j) Rights attaching to the New Shares are summarised in paragraph 10 below.

5. Rentokil Initial Directors

(a) The Board

The Directors and their principal functions are

Brian D. McGowan	Chairman[1]
Douglas Flynn	Chief Executive
Roger C. Payne	Finance Director
Edward F. Brown	Executive Director
Ian Harley	Non-executive Director
Peter J. Long	Non-executive Director
Paul Mason	Non-executive Director
Ronald R. Spinney	Non-executive Deputy Chairman

all of Felcourt, East Grinstead, West Sussex RH19 2JY.

(b) Directors' service contracts and remuneration

Service contracts

Set out below are summaries of the executive Directors' existing service contracts with Rentokil Initial:

Brian McGowan

Mr. McGowan's letter of appointment as interim Executive Chairman is dated 24 August 2004 and made between himself and Rentokil Initial. Mr. McGowan's appointment as interim Executive Chairman took effect from 27 July 2004 and will continue until 1 May 2005. Mr. McGowan will then revert to his previous position as part-time non-executive chairman of Rentokil Initial. Mr. McGowan's appointment as Chairman (whether non-executive or executive) can be terminated by Rentokil Initial giving Mr. McGowan notice with immediate effect, or by Mr. McGowan giving Rentokil Initial 6 months' written notice. No compensation or damages are payable to Mr. McGowan if Rentokil Initial terminate his appointment. Mr. McGowan's fee whilst interim Executive Chairman is £750,000 per annum. Mr. McGowan is entitled to a contribution towards the cost of his chauffeur at the rate of £30 per hour whilst driving on Rentokil Initial's business, and a contribution of £500 per month towards the maintenance of a home office. Mr. McGowan is entitled to 30 working days holiday per annum.

Douglas Flynn

Mr. Flynn joined as chief executive of the group on 4 April 2005. The principal terms of employment of Mr. Flynn were set out in an offer of employment made on 4 February 2005 and are as follows:

Mr. Flynn's employment is for an indefinite period and is subject to termination by Mr. Flynn on 6 months' written notice or by the employer on the making of a payment in lieu of notice (***PILON***) equal to 12 months' basic salary and 12 months' benefits (excluding bonus). If a change of control of Rentokil Initial occurs within 24 months of the commencement date, Mr Flynn is entitled to resign on one month's notice within 12 months of the change of control and if he does so the employer must make a PILON to him equal to 12 months' basic salary and benefits (excluding bonus). If a change of control occurs at any time following the commencement date and the employer terminates Mr Flynn's employment within 12 months of that change of control then the employer is also obliged to make a PILON equal to 12 months' basic salary and benefits (excluding bonus). Mr Flynn's base salary is £800,000 per annum inclusive of fees and other remuneration relating to his position as an officer of Rentokil Initial. He is entitled to participate in an annual cash bonus arrangement with a maximum bonus entitlement of 100 per cent. of base salary, with a target entitlement of 50 per cent. of base salary. He is entitled to receive an amount equal to 22 per cent. of his base salary by way of pension contributions each year. He is entitled to a fully expensed company car,

(1) As at the date of this document, Brian McGowan is the Executive Chairman of Rentokil Initial. On 1 May 2005, he will revert to his former position of non-executive Chairman of Rentokil Initial and, subject to the Scheme becoming effective, will be the Non-Executive Chairman of New Rentokil Initial.

private medical insurance for himself, his wife and dependant children under the age of 21 (or 25 if in full-time education), participation in a disability plan and life assurance with cover up to 4 times his base salary. He is entitled to 25 working days paid holiday per calendar year.

With effect from the third anniversary of the commencement date, Mr. Flynn will be eligible to participate in any executive long term incentive plan which Rentokil Initial introduces. In addition, a one-off cash and share award has been agreed between Mr. Flynn and Rentokil Initial in order to compensate Mr. Flynn for the loss of his long term incentive benefits with his previous employer and which comprises the following elements:

(a) the first element is the compensatory award which is made up as follows: a cash award of £800,000 payable in two equal instalments during Mr. Flynn's first year of employment and an award of shares, or an award which is to be held in shares by Mr. Flynn (or by a retirement benefit fund or trustee of such a fund on his behalf) equal to 2 times Mr. Flynn's base salary as at the commencement date, released in 3 equal tranches on the first, second and third anniversaries of the start date, subject to his continued employment, and

(b) the second element is an incentive award to be delivered in restricted shares or other form determined by the company under which Mr. Flynn can acquire shares equivalent to 5 times his base salary as at the start date calculated by reference to the average Closing Price over the five dealing days prior to 4 February 2005 vesting in 3 equal tranches on the third, fourth and fifth anniversaries of the start date (subject to his continued employment). The award will be split into two, with vesting subject to the following different TSR conditions: 75 per cent. of the award will be dependent on total shareholder return (***TSR***) against the constituents of the FTSE 100 excluding financial services companies; and 25 per cent. of the award will be dependent on TSR against a selected group of business support service companies. There is nil vesting if performance is less than median, 25 per cent. of shares vest for median performance and 100 per cent. of shares vest for upper quartile performance with pro-rata vesting for performance in between.

Mr. Flynn is subject to post termination covenants which apply for 6 months following the termination of his employment and which prohibit him from soliciting or dealing with clients and customers of the company or any group company, carrying on any competitive business and poaching senior employees of the company or any group company.

Roger Payne

Mr. Payne's service contract is dated 7 March 2002 and made between Mr. Payne and Rentokil Initial. Mr. Payne's employment under the service contract commenced on 12 January 2001 and his continuous employment with Rentokil Initial commenced on 1 December 1986. The employment is for an indefinite period subject to termination by Rentokil Initial giving one year's written notice to Mr. Payne or Mr. Payne giving Rentokil Initial 6 months' written notice. Mr. Payne's salary with effect from 1 January 2005 is £475,020. Mr. Payne is entitled to participate in Rentokil Initial's deferred share award plan. Mr. Payne is entitled to a fully expensed Daimler Sovereign (or comparable) company car. Mr. Payne is entitled to be a member of the Rentokil Initial pension scheme and is entitled to private medical expenses insurance for himself, his wife and his dependent children, and the benefit of a disability plan. Mr. Payne is entitled to participate in Rentokil Initial's share option scheme for UK employees and to participate in Rentokil Initial's approved discretionary share option scheme and discretionary share option scheme. Mr. Payne is entitled to 25 working days paid holiday per calendar year.

Mr. Payne is subject to post termination obligations which restricts him for one year following termination of his employment from being concerned with any business which competes with the business of Rentokil Initial, from soliciting or dealing with clients or customers of Rentokil Initial from being involved in any franchise agreements similar to those entered into by Rentokil Initial, from soliciting employees of Rentokil Initial, or interfering with supplies to Rentokil Initial.

In March 2005, Rentokil Initial announced that Roger Payne intends to take early retirement and will step down as Finance Director of Rentokil Initial, although he will remain in his current role whilst a successor is sought. As at the date of this document, a successor has yet to be identified.

Edward Brown

Mr. Brown's service contract is dated 6 April 1999 and is made between Mr. Brown and Rentokil Initial. Mr. Brown's employment under the service contract commenced on 1 July 1998 and his continuous

employment with Rentokil Initial commenced on 5 January 1981. The service contract is for an indefinite period subject to termination by Rentokil Initial giving to Mr. Brown one year's written notice or by Mr. Brown giving to Rentokil Initial 6 months written notice. With effect from 1 January 2005 Mr. Brown's salary under the service contract is £350,200 per annum. Mr. Brown is entitled to a bonus if the earnings per share for Rentokil Initial shares for any financial year show an increase of 10 per cent. or more over the earnings per share for the highest previous financial year since the commencement of the service contract. The bonus entitlement is 4 per cent. of basic salary as at 31 December in the relevant financial year for every 1 per cent. increase (and pro rated) by which the earnings per share of Rentokil Initial exceed 110 per cent. of the earnings per share for the highest previous financial year since commencement of the service contract. Mr. Brown is entitled to a fully expensed Daimler Sovereign (or comparable) company car. Mr. Brown is entitled to be a member of the Rentokil Initial pension scheme, to private medical expenses insurance for himself, his wife and his dependent children and to the benefits of a disability plan. Mr. Brown is entitled to participate in Rentokil Initial's share option scheme for UK employees and to participate in Rentokil Initial's share option scheme for key executives and/or the share option scheme for key UK executives. Mr. Brown is entitled to 25 working days paid holiday per calendar year.

Mr. Brown is subject to post termination obligations which restricts him for one year following termination of his employment from being concerned with any business which competes with the business of Rentokil Initial, from soliciting or dealing with clients or customers of Rentokil Initial from being involved in any franchise agreements similar to those entered into by Rentokil Initial, from soliciting employees of Rentokil Initial, or interfering with supplies to Rentokil Initial.

If the Scheme becomes effective, the existing service contracts of the executive Directors who are executive Directors of Rentokil Initial at that time will be transferred to New Rentokil Initial, in each case on the same terms as their existing contracts with Rentokil Initial (as described above).

Non-Executive Directors

The non-executive Directors do not have service contracts. No compensation is payable to any non-executive Director if their contract for services is terminated early. The following table sets out the terms of appointment for the non-executive Directors (including services provided to Rentokil Initial):

	Appointment date of current 3 year term	Expiry date of current 3 year term	Annual fee £'000
Ian Harley	30 May 2002	30 May 2005	40
Peter J. Long	29 May 2003	29 May 2006	35
Paul Mason	29 May 2003	29 May 2006	35
Ronald R. Spinney	27 May 2003	27 May 2007	44

Mr. McGowan will revert to his former position as non-executive Chairman of the Company on 1 May 2005. He will be entitled to a fee of £350,000 per annum in his position as non-executive Chairman.

If the Scheme becomes effective, letters of appointment in the same terms as the letters of appointment issued by Rentokil Initial will be issued to the then non-executive Directors by New Rentokil Initial (taking into account any period left to run on the appointment by Rentokil Initial).

(c) Remuneration

The total aggregate of the remuneration paid and benefits in kind granted to the Directors of Rentokil Initial (who are also directors of New Rentokil Initial) by any member of the Group for the financial year ended 31 December 2004 was £3.143 million.

The amounts payable to the Directors of New Rentokil Initial by any member of the Group for the current financial year under the arrangements in force as at the date of this document is estimated to be £3.957 million. This estimate includes the maximum amount that could be payable under the Group's performance-related incentive plans. These amounts will vary, depending on the performance of the Group during 2005.

These amounts exclude the costs of the Rentokil Initial pension plans.

There is no arrangement under which a Director has agreed to waive future Rentokil Initial or New Rentokil Initial emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

The total emoluments receivable by the Directors will not be varied as a result of the Scheme.

6. Interests relating to securities

(a) Set out below are the beneficial interests of the Directors in Ordinary Shares. The interests have been determined as at 22 April 2005 (being the latest practicable date prior to the publication of this document). In the event that the Scheme becomes effective, the Directors will have the same beneficial interests in New Shares as they previously had in Ordinary Shares by virtue of the effect of the Scheme on their existing holdings of Ordinary Shares. Accordingly, the table below reflects both the beneficial interests of the Directors in Ordinary Shares and, should the Scheme become effective, New Shares (in each case, as at 22 April 2005). In the case of Roger Payne, it also reflects the gift back to, or repurchase by, New Rentokil Initial of the one ordinary subscriber share of £1 in New Rentokil Initial that he currently holds. The table does not reflect the extent to which any Directors may have additional beneficial interests by virtue of their participation in the Rentokil Initial Share Schemes. The interests of the Directors in this regard are set out in paragraph 6(b) below.

Name of Director	Number of Ordinary Shares/ New Shares	% of issued Share Capital
Brian D. McGowan	5,000	0.0002
Douglas Flynn	—	—
Roger C. Payne	198,209	0.0109
Edward F. Brown	392,203	0.0217
Ian Harley	2,000	0.0001
Peter J. Long	—	—
Paul Mason	—	—
Ronald R. Spinney	2,000	0.0001
	559,412	0.033

(b) As at 22 April 2005 (being the latest practicable date prior to the publication of this document) the following Directors held the following options over Ordinary Shares under the Rentokil Initial Share Option Scheme for Key Executives, the Rentokil Initial Share Option Scheme for Key UK Executives and the Rentokil Initial Discretionary Share Option Scheme. Subject to the Scheme becoming

effective, they have agreed to exchange their existing options (which remain outstanding and are capable of exercise) for replacement options over an identical number of New Shares.

Name	Date of Grant	Exercise Price (pence)	Exercise Period	Number of Shares
Roger C. Payne	26.09.95	156.867	26.09.98–25.09.05	200,000
	30.05.96	201.135	30.05.99–29.05.06	180,000
	18.04.97	204.634	18.04.00–17.04.07	240,000
	20.04.98	371.670	20.04.01–19.04.08	186,211
	14.05.99	270.000	14.05.02–13.05.09	216,000
	10.05.00	156.500	10.05.03–09.05.10	330,191
	01.03.01	205.250	01.03.04–28.02.11	332,794
	01.03.02	266.750	01.03.05–29.02.12	163,073
	29.08.03	204.500	29.08.06–28.08.13	248,141
	31.08.04	152.000	31.08.07–30.08.14	347,201
	24.03.05	160.500	24.03.08–23.03.15	328,814
				2,772,425
Edward F. Brown	29.05.96	201.135	29.05.99–28.05.06	60,674
	18.04.97	204.634	18.04.00–17.04.07	96,824
	20.04.98	371.670	20.04.01–19.04.08	145,000
	14.05.99	270.000	14.05.02–13.05.09	250,000
	10.05.00	156.500	10.05.03–09.05.10	425,299
	01.03.01	205.250	01.03.04–28.02.11	355,318
	01.03.02	266.750	01.03.05–29.02.12	170,571
	29.08.03	204.500	29.08.06–28.08.13	155,169
	31.08.04	152.000	31.08.07–30.08.14	215,027
	24.03.05	160.500	24.03.08–23.03.15	203,639
				2,077,521

(c) The interests disclosed in this paragraph 6 are based upon the interests of the Directors in the ordinary share capital of Rentokil Initial which (i) have been notified by each Director to Rentokil Initial pursuant to section 324 or section 328 of the Companies Act before 22 April 2005 (being the latest practicable date prior to the issue of this document), or (ii) are required to be entered in the register referred to in section 325 of the Companies Act, or (iii) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii), and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

7. Directors' interests in transactions

No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of Rentokil Initial or the Group, and which were effected by Rentokil Initial or any member of the Group (i) during the current or immediately preceding financial year, or (ii) during an earlier financial year and which remain in any respect outstanding or unperformed.

There are no outstanding loans or guarantees granted or provided by Rentokil Initial or New Rentokil Initial or any of their respective subsidiaries for the benefit of any Director.

8. Substantial shareholdings

Insofar as is known to Rentokil Initial, on 22 April 2005 (being the latest practicable date prior to the publication of this document) the following persons are, directly or indirectly, interested in three per cent.

or more of the share capital of Rentokil Initial (on the basis of their disclosed existing holdings of Ordinary Shares as at 22 April 2005, being the latest practicable date prior to the publication of this document):

Name of Shareholder	% of issued ordinary share capital
Franklin Resources, Inc.	13.00
Janus Capital Management LLC	4.25
Legal & General Investment Management Limited	3.56
Davis Selected Advisors LP	3.50
Britel Fund Trustees Limited	3.02

9. Directors of New Rentokil Initial

With the exception of Roger Payne, who has been a director of New Rentokil Initial since its incorporation, the directors of Rentokil Initial at the date of this document were all appointed to the board of New Rentokil Initial by ordinary resolution on 13 April 2005.

Robert Ward-Jones, who is the company secretary of the Company but not a director, was a director of New Rentokil Initial from the date of its incorporation until his resignation on 13 April 2005.

10. Summary of the Memorandum and Articles of Association of New Rentokil Initial

Memorandum of Association

New Rentokil Initial's principal objects are, among other things, to carry on the business of a holding company and to do all such other things as the directors consider will further the interests of New Rentokil Initial or to be incidental or conducive to the attainment of New Rentokil Initial's objects or all or any of them. The objects of New Rentokil Initial are set out in full in Clause 4 of the New Rentokil Initial Memorandum which is available for inspection as described in paragraph 21 below.

Articles of Association

The New Rentokil Initial Articles, which were adopted on 15 March 2005, contain provisions to the following effect (*inter alia*):

Share rights

Subject to the provisions of the Companies Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restriction as New Rentokil Initial may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine.

Subject to the New Rentokil Initial Articles and to the provisions of the Companies Act, the unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the Board.

Rights attaching to New Shares

(a) *Dividends*

Subject to the provisions of the Companies Act, New Rentokil Initial may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. Except as otherwise provided by the rights and restrictions attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares on which the dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid up on the share.

Dividends may be declared and paid in any currency or currencies that the Board shall determine. Subject to the provisions of the Companies Act, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of New Rentokil Initial available for distribution. The Board may also pay at intervals determined by it, any dividend at a fixed rate if it appears to the Board that the profits available for distribution justify the payment.

The Board may withhold payment from a person of all or any part of any dividend (including shares issued in lieu of dividend) or other moneys payable in respect of shares in New Rentokil Initial if those shares represent at least a 0.25 per cent. interest in New Rentokil Initial's shares or any class thereof (excluding any shares of that class held as treasury shares) and if, in respect of those shares, such person has been served with a notice (under s212 of the Companies Act) and there has been a failure (whether by such person or by another) to provide New Rentokil Initial with information concerning interest in those shares required to be provided under the Companies Act. Such payment may be withheld from 14 days after the date of service of the notice for so long as the information is not supplied and for up to seven days after the earlier of receipt by the company of notice of an approved transfer of shares (as defined in the Articles) or due compliance, to the satisfaction of the Board, with the notice under s212. An approved transfer of shares for these purposes is a transfer (i) pursuant to an acceptance of a takeover offer, (ii) where all the shares that are the subject of the transfer are sold to an unconnected third party, or (iii) which results from a sale made through a recognised investment exchange, as defined in FSMA 2000.

The Board may, if authorised by an ordinary resolution of New Rentokil Initial, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by New Rentokil Initial.

Except as provided by the rights and restrictions attached to any class of shares, the holders of New Rentokil Initial's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members *in specie* the whole or any part of the assets of New Rentokil Initial and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

(b) *Voting rights*

Subject to any rights or restrictions attached to any class of shares by or in accordance with the New Rentokil Initial Articles:

(i) on a show of hands: each member present in person has one vote (save that any holder of deferred share(s) shall not be entitled to vote); and

(ii) on a poll: every member present in person or by proxy (except holders of deferred shares) shall have one vote for each fully paid share of which he is the holder and for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion that the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share.

Unless the Board determines otherwise, a member who has been served with a direction notice (under s212 of the Companies Act) after failure (whether by such member or any other person appearing to be interested in such member's shares) to provide New Rentokil Initial with information concerning interests in those shares required to be provided under the Companies Act, shall (from 14 days after the date of service of the notice and for so long as the information is not supplied and for up to seven days after the earlier of receipt by New Rentokil Initial of notice of an approved transfer of shares (as defined above) or due compliance, to the satisfaction of the Board, with the notice under s212) not be entitled to attend or vote either personally or by proxy in respect of the shares in relation to which the information has not been supplied.

(c) *Transfer of shares*

The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal. All transfers of uncertificated shares shall be effected in accordance with the Regulations.

The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in New Rentokil Initial from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer (i) is lodged, duly stamped (if

stampable), at the office or at another place appointed by the Board accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (ii) is in respect of only one class of shares; and (iii) is in favour of not more than four transferees.

If the Board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with New Rentokil Initial or the instructions of the Operator (as defined in the Regulations) were received.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

(d) *Variation of rights*

Subject to the provisions of the Companies Act, if at any time the capital of New Rentokil Initial is divided into different classes of shares, rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(e) *Lien and forfeiture*

New Rentokil Initial shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to New Rentokil Initial (whether presently or not) in respect of that share. New Rentokil Initial may sell, in such manner as the Board determines, any share on which New Rentokil Initial has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

The Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares. Each member shall, subject to receiving at least 14 clear days' notice, pay to New Rentokil Initial the amount called on his shares. In the event of non payment, the Board may give to the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by New Rentokil Initial by reason of such non payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

(f) *The Redeemable Preference Shares*

The holders of the 50,000 fixed-rate redeemable preference shares are entitled in priority to all other classes of shares in issue from time to time, to be paid a cumulative dividend per fixed-rate redeemable preference share at a rate per annum of 2 per cent. of the share's paid-up nominal value.

On a winding up or other return of capital the holders of the 50,000 fixed-rate redeemable preference shares are entitled, in priority to any holder of any other class of shares in New Rentokil Initial, to receive in full the amounts paid up on such shares from the assets of New Rentokil Initial available for distribution among the shareholders.

Subject to the provisions of the Companies Act, either New Rentokil Initial or Rentokil Initial may redeem the 50,000 fixed-rate redeemable preference shares at any time by giving the holders of the 50,000 fixed-rate redeemable preference shares to be redeemed or New Rentokil Initial respectively notice in writing of the date when such redemption is to be effective.

The holders of the 50,000 fixed-rate redeemable preference shares are not entitled to received notice of, or to attend or vote at, any general meeting of New Rentokil Initial in respect of their holding of the 50,000 fixed-rate redeemable preference shares except if a resolution is to be proposed (i) to wind up New Rentokil Initial or (ii) which varies, modifies, alters or abrogates any of the rights attaching to the 50,000 fixed-rate redeemable preference shares, in which case the holders of the 50,000 fixed-rate redeemable preference shares will have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

Directors

Appointment of directors

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be less than three and shall have no maximum. Directors may be appointed by the Company by ordinary resolution of shareholders or by the Board. A director appointed by the Board holds office only until the next following annual general meeting and if not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

No person other than a director retiring by rotation shall be appointed a director at any general meeting unless (i) he is recommended by the Board; or (ii) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Powers of the Board

Subject to the provisions of the Companies Act, the New Rentokil Initial Memorandum and the New Rentokil Initial Articles and to any directions given by special resolution, the business of New Rentokil Initial shall be managed by the Board which may exercise all the powers of New Rentokil Initial, including without limitation the power to dispose of all or any part of the undertaking of New Rentokil Initial. No alteration of the New Rentokil Initial Memorandum or the New Rentokil Initial Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. A meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

The Board may exercise the voting power conferred by the shares in any body corporate held or owned by New Rentokil Initial in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Age Limit

A person shall be capable of being appointed or re-appointed a director despite having attained the age of 70 or any other age. A director shall not be required to retire by reason only of his having attained any such age and the relevant provisions of the Companies Act shall not apply.

Borrowing powers

The Board may exercise all powers of New Rentokil Initial to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of New Rentokil Initial or of any third party. Notwithstanding this, the Directors are required to restrict the borrowings of New Rentokil Initial and its subsidiaries to a borrowing limit, of the higher of (a) £3 billion and (b) an amount equal to two times the aggregate of New Rentokil Initial's (i) paid up share capital and (ii) capital and revenue reserves (adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of New Rentokil Initial since the date of its latest audited balance sheet).

Directors' interests

Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his, a director notwithstanding his office (i) may be a party to, or otherwise interested in, any transaction or arrangement with New Rentokil Initial or in which New Rentokil Initial is otherwise interested; (ii) may act by himself or his firm in a professional capacity for New Rentokil Initial (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director; (iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by New Rentokil Initial or in which New Rentokil Initial is otherwise interested; and (iv) shall not, by

reason of his office, be accountable to New Rentokil Initial for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

For these purposes (i) a general notice given to the Board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and (ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Except as set out in paragraphs (a) to (f) below, a director shall not vote at a meeting of the Board or a committee of the Board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, New Rentokil Initial) which (together with any interest of any person connected with him) is to his knowledge material.

However, a director shall, notwithstanding such material interest, be entitled to vote in respect of any resolutions relating to:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or any other person at the request of or for the benefit of, New Rentokil Initial or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of New Rentokil Initial or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of New Rentokil Initial or any of its subsidiary undertakings for subscription or purchase, in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which the director or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of New Rentokil Initial or of any of its subsidiary undertakings which does not award the director any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which New Rentokil Initial is empowered to purchase or maintain for, or for the benefit of, any directors of New Rentokil Initial or for persons who include directors of New Rentokil Initial.

A director is entitled to vote on the terms of appointment (including without limitation fixing or varying the terms of appointment) of any director other than his own.

Remuneration of directors

The emoluments of any director holding executive office for his services as such shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by New Rentokil Initial for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

The ordinary remuneration for the services of the directors who do not hold executive office (excluding amounts payable under any other provision of the Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as New Rentokil Initial may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any director who does not hold executive office and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of New Rentokil Initial or otherwise in connection with the discharge of their duties.

Indemnity of officers

Subject to the provisions of the Companies Act but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of New Rentokil Initial (other than any person (whether an officer or not) engaged by New Rentokil Initial as auditor) shall be indemnified out of the assets of New Rentokil Initial against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of New Rentokil Initial, provided that this Article shall not be treated as void under the Companies Act.

11. Principal differences between the Rentokil Initial Articles and the New Rentokil Initial Articles

The principal differences between the Rentokil Initial Articles and the New Rentokil Initial Articles are explained below. The main reason for the differences is to reflect current practice in relation to articles of association. Many of the differences between the two sets of articles are of a minor or technical nature and have not therefore been included in the summary below.

References to the article numbers below relate to the relevant provision of New Rentokil Initial Articles.

Articles 6–8 (Share warrants to bearer)

These articles will enable New Rentokil Initial to issue share warrants to bearer in respect of any fully paid share.

Article 17A (Redeemable Shares)

This article was inserted to set out rights attaching to the 50,000 fixed-rate redeemable preference shares issued to Rentokil Initial in order for New Rentokil Initial to obtain a trading certificate under section 117 of the Companies Act.

Article 48 (No fee payable on registration)

This article provides that no fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Article 56 (Fractions arising)

This article sets out the powers of the Board in relation to fractions arising as a result of a consolidation or subdivision of the shares. The Board may, on behalf of the shareholders, deal with the fractions as it thinks fit.

Article 67 (General meetings at more than one place)

This article will allow the Board to permit persons entitled to attend general meetings to do so by simultaneous attendance and participation at satellite general meetings anywhere in the world.

Article 68 (Interruption or adjournment where facilities inadequate)

This article provides that (in addition to the powers of adjournment contained under article 79 of the New Rentokil Initial Articles) the chairman may adjourn a general meeting without the consent of the meeting if it appears to him that the facilities at the principal meeting place or any satellite meeting place have become inadequate to allow for the business of the meeting to be properly conducted.

Article 74 (Security)

This article provides that the Board or the chairman may make appropriate arrangements to ensure the security of general meetings, including requiring evidence of identity, searching personal property and restricting items which may be taken into the meeting. The Board or the chairman may refuse entry to the meeting to any person refusing to comply with such arrangements.

Articles 95–101 (Section 212 of the Companies Act: restrictions if in default)

These articles provide the Board with the power to determine, in its absolute discretion, whether to impose sanctions for certain specified periods on a shareholder who has been served with a notice (under section 212 of the Companies Act) after failure to provide New Rentokil Initial with information concerning interests in shares that is required to be disclosed pursuant to the Companies Act within the prescribed periods.

Article 122 (Age limit)

This article provides that no person shall be disqualified from being appointed or re-appointed as a director or be disqualified from being a director by virtue of his age.

Article 137 (Borrowing Powers)

This article includes an amended limit on the borrowings of the Group of the higher of (a) £3 billion and (b) an amount equal to two times the aggregate of New Rentokil Initial's (i) paid up share capital and (ii) capital and revenue reserves (adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of New Rentokil Initial since the date of its latest audited balance sheet). Assuming the Scheme and the New Rentokil Initial Reduction of Capital become effective, (b) would amount to approximately £3.6 billion (based on the accounting policies of the Group in force as at 31 December 2004).

Article 138(f) (Disqualification as a Director)

This article provides that if a Director is requested to resign in writing by not less than three-quarters of the other Directors, he must vacate the office of Director.

Article 139 (Power of New Rentokil Initial to remove Directors)

This article allows New Rentokil Initial to remove any Director from office by passing an ordinary resolution to that effect and removing the requirement for any special notice to be given in conjunction with such ordinary resolutions. This article also allows New Rentokil Initial to appoint, by ordinary resolution, another person in place of the Director who has been removed from office in accordance with article 139.

Articles 159 (Meetings by telephone)

This article allows the Directors to be present at a meeting of the Board or committee of the Board if he is able, directly or by telephonic communication, to speak and be heard by all those present simultaneously. The director so present at a meeting is entitled to vote and be counted in the quorum of the meeting.

Article 175 (Declaration and payment in different currencies)

This article grants the Board the power to declare and pay dividends in any currency or currencies that the Board determines. The article also grants the Board the power to determine the exchange rate and relevant date for determining the value of the dividend in any currency.

Article 178 (Scrip dividends)

This article grants the Board the power to offer shareholders the right to elect to receive shares which would be credited as fully paid instead of cash in respect of all or part of any dividend.

Article 186 (Forfeiture of unclaimed dividends)

This article allows New Rentokil Initial to cease sending dividend warrants and cheques to a member if such warrants or cheques have been returned undelivered or left uncashed on two consecutive occasions.

New Rentokil Initial may also cease sending dividend warrants and cheques to a member if returned undelivered or left uncashed on one occasion and reasonable enquiries have failed to establish the shareholder's new address.

Article 188 (Record dates)

This article expressly permits New Rentokil Initial or the Board to fix a record date for entitlement to any dividend, distribution or allotment or to any notice to members either before or after the date on which the dividend, distribution or allotment is made or paid or the notice is given, as appropriate.

Article 206 (Notice during disruption of services)

This article provides for the manner in which notices are to be sent to shareholders in circumstances where New Rentokil Initial is unable to effectively convene a general meeting by notices sent through the post in the United Kingdom as a result of a suspension or curtailment of postal services. In such circumstances, notice of the general meeting may be sufficiently given by an advertisement in the United Kingdom in at least one newspaper having a national circulation.

Article 207 (Power of New Rentokil Initial to destroy documents)

This article sets out the types of documents that can be destroyed and the relevant time periods after which they can be destroyed.

Articles 209–212 (Untraced Shareholders)

These articles set out the conditions for New Rentokil Initial to dispose of shares of untraced shareholders and provide the appropriate procedure for carrying out such disposals.

General

Amendments will be made to the Rentokil Initial Articles which are consequential to the Scheme. These amendments are set out in the resolution in the Notice of Extraordinary General Meeting contained in Part 5 of the Scheme Circular.

A copy of the New Rentokil Initial Articles and the Rentokil Initial Articles (as currently in force and as they will be following the proposed amendment at the Extraordinary General Meeting) will be available for inspection as set out in paragraph 21 below.

12. Effect of the Scheme on the Rentokil Initial Employee Share Schemes

Details of the effect of the Scheme on share options and share awards and, where relevant, the associated proposals will be sent to participants shortly. A general summary of those effects and proposals is outlined below.

Share Options

The effect of the Scheme on options granted under the various share option schemes depends on the scheme under which they were granted:

Rentokil Initial Approved Discretionary Share Option Scheme and the Rentokil Initial Discretionary Share Option Scheme (both adopted in 2000) (together the *New Discretionary Schemes*)

Options granted under the New Discretionary Schemes which are not already exercisable, will become immediately exercisable on the court sanctioning of the Scheme notwithstanding that any applicable performance criterion has not been met. Option holders will however be offered the opportunity, as an alternative to exercising their options, to agree with New Rentokil Initial to release their existing options over Ordinary Shares in exchange for new options over the same number of New Shares. The new options will have the same exercise price as the options they replace, will continue to be subject to the rules of the scheme under which the options they replace were originally granted and will be treated as if they had been granted on the same date as those options. The new options will be subject to performance criteria. The performance criteria will be the same as the performance criteria which apply to the existing options save that they will measure the performance of Rentokil Initial and the rest of the Group up to the time of the Scheme and will measure the performance of New Rentokil Initial and the rest of the Group thereafter. Any options which are already exercisable will remain exercisable notwithstanding the Scheme. Ordinary

Shares which are issued on the exercise of existing options after the Effective Date will automatically be acquired by New Rentokil Initial in consideration of the issue of the same number of New Shares pursuant to an amendment proposed to be made to the Rentokil Initial articles of association. The proposed amendment is described in the Notice to the EGM in Part 5 of this document. Any option granted under the New Discretionary Schemes not exercised or exchanged for a new option within six months of the court sanctioning the Scheme will lapse.

The Rentokil Initial Share Option Scheme for Key UK Executives (adopted in 1983), the Rentokil Initial Share Option Scheme for Key UK Executives (adopted in 1996) and the Rentokil Initial Share Option Scheme for Key Overseas Executives (adopted in 1989) (together the *Old Discretionary Schemes*)

Options granted under the Old Discretionary Schemes will not become immediately exercisable as a result of the Scheme. However, all of the options granted under those schemes are already exercisable and the Scheme will not prevent any such options from being exercised. Option holders will however be offered the opportunity, as an alternative to exercising their options, to agree with New Rentokil Initial to release their existing options over Ordinary Shares in exchange for new options over the same number of New Shares. The new options will have the same exercise price as the options they replace, will continue to be subject to the rules of the scheme under which the options they replace were originally granted and will be treated as if they had been granted on the same date as those options. Ordinary shares which are issued on exercise of options after the Effective Date will be automatically acquired by New Rentokil Initial in consideration of the issue of the same number of New Shares pursuant to an amendment proposed to be made to the Rentokil Initial articles of association. The proposed amendment is described in the Notice of the EGM in Part 5 of this document. Any option granted under the Old Discretionary Schemes not exchanged for a new option or exercised will eventually lapse in accordance with the rules of the relevant scheme.

The Rentokil Initial Share Option Scheme for UK Employees (an Inland Revenue approved Savings Related Share Option Scheme (adopted in 1998) (the *SAYE Scheme*)

Options granted under the SAYE scheme will not become immediately exercisable as a result of the Scheme though some options granted under the SAYE scheme are already exercisable and the Scheme will not prevent any such options from being exercised. Option holders will however be offered the opportunity to agree with New Rentokil Initial to release their existing options over Ordinary Shares in exchange for new options over the same number of New Shares. The new options will have the same exercise price as the options they replace, will continue to be subject to the existing SAYE scheme and will be treated as if they had been granted on the same date as the options they replace. Ordinary Shares which are issued on exercise of options after the Effective Date will be automatically acquired by New Rentokil Initial in consideration of the issue of the same number of New Shares pursuant to an amendment proposed to be made to the Rentokil Initial articles of association. The proposed amendment is described in the Notice of the EGM in Part 5 of this document. Options granted under the SAYE scheme not exercised or exchanged for a new option will eventually lapse in accordance with the rules of the SAYE scheme.

Deferred Share Award Plan (adopted in 2000)

Awards which relate to Ordinary Shares will automatically become awards which relate to the equivalent number of New Shares and will continue to be held on the same terms. Holders of deferred share awards will be notified accordingly.

13. Material litigation

No member of the Group (including the New Rentokil Initial) is or has been engaged in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the Group (including New Rentokil Initial), nor is New Rentokil Initial aware of any such proceedings which are pending or threatened by or against any member of the Group.

14. Material contracts

(a) Save as disclosed in sub-paragraph (b) of this paragraph 14, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including the Company) within the two years preceding the date of this document and no other contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including the Company) which contains any provision under which any

member of the Group (including the Company) has any obligation or entitlement which is material to the Group (including the Company) as at the date of this document.

(b) Rentokil Initial and New Rentokil Initial entered into a sponsor's agreement with UBS on 26 April 2005 (the ***Sponsor's Agreement***) which sets out the terms on which New Rentokil Initial has appointed UBS as its sponsor for the purposes of the application for Admission. The Sponsor's Agreement contains, *inter alia*, (i) various customary warranties given by Rentokil Initial and New Rentokil Initial to UBS and (ii) a customary indemnity from each of Rentokil Initial and New Rentokil Initial in favour of UBS.

15. Information on the CREST Settlement System

CREST, the computerised paperless system for settlement of sales and purchase of securities in the London securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo. The holding and transfer of New ADRs in the US, London and elsewhere will be unaffected by the Regulations and CREST.

The New Rentokil Initial Articles contain specific provisions to enable the New Shares to be dematerialised into a relevant system, including CREST. A copy of the New Rentokil Initial Articles is available for inspection as described in paragraph 21 below.

The Directors have resolved to enable any or all of the New Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Company's Registrars, Capita Registrars, will continue to register written instruments of transfer and issue share certificates in respect of New Shares held in certificated form.

It is currently anticipated that the New Shares will be eligible to join CREST with effect immediately upon admission to the Official List.

16. UK taxation

General

The following summary is intended as a general guide only and relates only to certain UK tax consequences of holding the New Shares. It is based on current UK tax law and the current practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. The summary is intended to apply only to shareholders who are resident in the UK for UK tax purposes, who hold the New Shares as investments and who are the beneficial owners of the New Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies or collective investment schemes. Any shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership and/or disposition of the New Shares and/or who are subject to tax in a jurisdiction other than the UK should consult their own independent tax advisers.

Dividends

Under current tax law New Rentokil Initial will not be required to withhold tax at source from dividend payments it makes.

(a) *Individuals*

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from New Rentokil Initial will generally be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the net dividend and the related tax credit (the "gross dividend") which will be regarded as the top slice of the individual's income. The tax credit will be equal to one-ninth of the cash dividend paid, or 10 per cent. of the gross dividend.

A UK resident shareholder who is liable to income tax at the starting, lower or basic rate will be subject to income tax on dividends paid by New Rentokil Initial at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. If and to the extent that a UK resident individual shareholder is liable to pay income tax at the higher rate he will be subject to income tax on the gross dividend at 32.5 per cent. After taking into account the tax credit, such a shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (an effective tax rate of 25 per cent. of the net cash dividend received).

Shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.

(b) *Companies*

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from New Rentokil Initial. A corporate shareholder will not be able to claim repayment of the tax credit attaching to any dividend.

Capital gains

A disposal of New Shares by a shareholder who is either resident or (in the case of individuals) ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through (in the case of individuals) a branch or agency or (in the case of companies) a permanent establishment, for the purposes of which the New Shares have been used, held or acquired may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. A shareholder who is an individual and who has ceased to be resident and ordinarily resident (in circumstances where such individual, whilst resident or ordinarily resident, had not been Treaty non-resident) in the UK for tax purposes for a period of less than five years and who disposes of the New Shares during that period may also be liable on their return to the UK to any capital gain realised (subject to any available exemption or relief).

The reorganisation

UK resident shareholders (including those who alone or together with connected persons hold more than 5 per cent. of the Ordinary Shares in respect of whom clearance has been obtained under section 138 TCGA 1992) should obtain rollover relief in respect of the cancellation of Scheme Shares and the issue to them of the New Shares. Accordingly, UK resident shareholders (including those who alone or together with connected persons hold more than 5 per cent. of the Ordinary Shares in respect of whom clearance has been obtained under section 138 TCGA 1992) should not be treated as making a disposal of the Scheme Shares for the purposes of UK taxation of chargeable gains as a result of that cancellation, and the New Shares issued to them should be treated as the same asset (and as having been acquired at the same time and for the same consideration) as the cancelled shares.

UK inheritance and gift taxes

New Shares beneficially owned by an individual will be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the New Shares are the subject of a gift by such individual even where the individual shareholder is neither domiciled nor deemed to be domiciled in the UK under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. UK inheritance tax is chargeable on shares situated in the UK at the time of the death or gift. Registered shares are situated where they are registered, which is generally the place where the share register is maintained and where transfer of the shares can be legally executed. As the Group's share register will be maintained in the UK, the New Shares will be assets situated in the UK for the purposes of UK inheritance tax. Special rules also apply to close companies and to trustees of settlements who hold New Shares bringing them within the charge to inheritance tax.

Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any New Shares through trust arrangements.

Shareholders should also seek professional advice in a situation where there is a potential for a double charge to UK inheritance tax and an equivalent tax in another country.

Stamp duty and stamp duty reserve tax (SDRT)

Holders of New Shares will be registered on the register of New Rentokil Initial in the UK. Persons who are a "system member" of CREST (as defined in the relevant regulations) may elect to hold their New Shares through CREST for trading on the main market.

(a) *New Shares registered on the Group's UK share register*

No liability to stamp duty or SDRT will generally arise on the issue by New Rentokil Initial of the New Shares pursuant to the Scheme.

Stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the next multiple of £5) is payable on an instrument transferring New Shares. A charge to SDRT will also arise on an agreement to transfer New Shares (at the rate of 0.5 per cent. of the agreed amount or value of the consideration paid). The charge to SDRT will arise on the date the contract is made (or, in the case of a conditional agreement, on the date the condition is satisfied), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that an instrument is (or instruments are) executed in pursuance of the agreement and the instrument or instruments transfer all the New Shares to which the agreement related to the person agreeing to purchase those New Shares and the instrument or instruments is or are duly stamped within six years of the date on which the charge to SDRT arises. SDRT and UK stamp duty are usually paid by the purchaser. Higher rates may apply in certain circumstances.

(b) *New Shares held through CREST*

Under the CREST system, no stamp duty or SDRT will arise on a transfer of New Shares into the system unless such transfer is made for a consideration in money or money's worth in which case a liability to SDRT (usually at a rate of 0.5 per cent. of the value of the consideration given) will arise. Paperless transfers of New Shares within CREST will generally be liable to SDRT at a rate of 0.5 per cent. of the value of the consideration. CREST is obliged to collect SDRT from (usually) the purchaser of the New Shares on relevant transactions settled within the system.

(c) *New Shares held through Clearance Service or Depositary Receipt Arrangements*

Where New Shares are issued or transferred (a) to, or to a nominee for a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of transfer) or SDRT (in the case of transfer or an issue) will be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the New Shares (rounded up to the next £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance service providers may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (generally 0.5 per cent. of the consideration paid) to apply to issues or transfers of New Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to issues or transfers of New Shares into the clearance service and instead of the exemption from SDRT on transfers of New Shares whilst in the service.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer New Shares to charities will not generally give rise to stamp duty or SDRT.

Provided certain conditions are met, there is an exemption from the charge to SDRT where shares are issued into a depositary receipt regime in place of existing shares which are cancelled. This exemption should apply to the issue of the New Shares by New Rentokil Initial to the US Depositary as re-placements for the existing ordinary shares held by the US Depositary pursuant to the Scheme.

The above comments are only intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate

as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Section 703 Income and Corporation Taxes Act 1988 ("ICTA")

In respect of existing shareholders who receive New Shares pursuant to the Scheme, confirmation under section 707 ICTA has been sought and obtained that the UK Inland Revenue are satisfied that the proposed transaction will be effected for bona fide reasons and that the transaction does not have as its main object or one of its main objects, to enable tax advantages to be obtained.

Accordingly, section 703 ICTA, which allows the Inland Revenue to counteract any tax advantage obtained by a person in consequences of a "transaction in securities", should not apply.

PEPs and ISAs

If existing shareholders of Rentokil Initial currently hold Scheme Shares in a PEP or an ISA, the New Shares should qualify for inclusion in a PEP or in the stocks and shares component of an ISA.

If existing shareholders of Rentokil Initial do not hold Scheme Shares in a PEP or an ISA, the New Shares should qualify for inclusion in the stocks and shares component of an ISA.

17. US taxation

The following discussion is a summary based on present law of certain United States federal income tax considerations relevant to (i) the cancellation of Ordinary Shares and the issue of New Shares pursuant to the Scheme and (ii) the ownership of Rentokil Initial ADRs on the Effective Date. The discussion addresses only US Holders (as defined below) that hold Ordinary Shares, and will hold New Shares and/or Rentokil Initial ADRs, as capital assets and use the US dollar as their functional currency. It does not address US Holders that hold Ordinary Shares or Rentokil Initial ADRs as part of the business property of a permanent establishment located in the United Kingdom. It does not consider the circumstances of particular holders, some of which (such as: US expatriates; banks; insurance companies; securities dealers; traders in securities that elect to mark to market; tax-exempt organisations; persons holding the Ordinary Shares or Rentokil Initial ADRs as part of a hedge, straddle, conversion, or other integrated financial transaction or constructive sale transaction; person subject to the alternative minimum tax or persons holding 10 per cent. or more of the capital stock of New Rentokil Initial) are subject to special tax regimes. The discussion is a general summary and does not address United States state or local taxes or United States federal taxes other than income tax. It is not a substitute for tax advice. **Holders of Ordinary Shares or Rentokil Initial ADRs should consult their own tax advisers about the United States federal, state, local and foreign tax consequences of the cancellation of Ordinary Shares and the issue of New Shares pursuant to the Scheme and/or their ownership of Rentokil Initial ADRs on the Effective Date.**

As used here, ***US Holder*** means a beneficial owner of Ordinary Shares that either has its Ordinary Shares cancelled and is issued New Shares pursuant to the Scheme or a beneficial owner of Rentokil Initial ADRs at the time the Scheme becomes effective and for United States federal income tax purposes is (i) an individual who is a US citizen or resident, (ii) a corporation (or other business entity treated as a corporation for United States federal income tax purposes) created or organised in the United States or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a US person and the primary supervision of a US court, or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

Assuming the US Depositary complies with its obligations, holders of Rentokil Initial ADRs will be treated for all US federal income tax purposes as owners of the Ordinary Shares underlying the Rentokil Initial ADRs.

The Scheme

A US Holder that owns less than 5 per cent. by vote and value of the share capital of New Rentokil Initial directly, indirectly, or by attribution on the Effective Date should not recognise any gain or loss in respect of the cancellation of Ordinary Shares and the issue of New Shares pursuant to the Scheme. Such a US Holder's basis in its New Shares received should be the same as its tax basis in the Ordinary Shares which were cancelled under the Scheme. Its holding period for the New Shares should include the holding period for the Ordinary Shares cancelled. A US Holder who owns New Rentokil Initial ADRs on the Effective Date should have the same basis in the Rentokil Initial ADRs immediately after the Scheme that it had

immediately before the Scheme and its holding period with respect to the Rentokil Initial ADRs should include the period that it held the New Rentokil ADRs before the Effective Date.

A US Holder that owns 5 per cent. or more by vote and value of the share capital of New Rentokil Initial directly, indirectly, or by attribution will be required to enter into a gain recognition agreement with the US Internal Revenue Service in order to avoid recognition of gain in the year that the Scheme becomes effective. If such a US Holder does not enter into a gain recognition agreement, such a US Holder will recognise gain on the cancellation of Ordinary Shares and the issue of New Shares in the year that the Scheme becomes effective equal to the fair market value of the New Shares less the US Holder's adjusted basis in its Ordinary Shares. A gain recognition agreement will require a US Holder to agree that, if prior to the close of the fifth year following the year that the Scheme became effective, New Rentokil Initial disposes of the Ordinary Shares in whole or in part (or is deemed to have done so), the US Holder must amend its return for the year in which the Scheme became effective, to recognise the gain realised as described above, and pay any tax, together with interest, from the due date of the original return.

Information reporting

Each US Holder will be required to retain certain records and file with its US federal income tax return a statement setting forth certain facts relating to the Scheme.

18. Danish Tax Clearance

The following information is not intended to be a general guide as to the Danish tax consequences of holding the New Shares. It is intended to apply only to shareholders in Rentokil Initial who are resident in Denmark for Danish tax purposes. Any shareholders or prospective shareholders who require general information as to the Danish tax position regarding the acquisition, ownership and/or disposition of the New Shares should consult their own independent tax advisers.

Under general Danish tax law the cancellation of Scheme Shares and the issue of New Shares will be treated as a disposal of the Scheme Shares and depending on the particular circumstances, such an exchange may give rise to a charge to Danish tax.

However, Rentokil Initial has applied to the Danish Central Customs and Tax Administration for permission for the cancellation of the Scheme Shares and the issue of New Shares to be treated as a tax-exempt share exchange for Danish tax purposes. This permission has been granted in accordance with section 13(1) and (2) of the Danish Capital Gains Tax Act (Consolidated Act No. 974 of 21 September 2004). Accordingly, the cancellation of the Scheme Shares and the issue of the New Shares to shareholders will be exempt from Danish tax, in consequence of which the New Shares received by a shareholder will for Danish tax purposes be deemed to be acquired at the same time, and for the same consideration, as the Rentokil Initial Shares being cancelled.

If a shareholder wishes the exchange to be considered as a taxable disposal in whole or in part, shareholders may achieve this by treating the exchange as a taxable disposal in their tax return for the year 2005.

19. Consent

UBS has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

20. Costs

The total cost (exclusive of any amounts in respect of value added tax) payable by Rentokil Initial and/or New Rentokil Initial in connection with the Scheme and the listing of New Rentokil Initial is estimated to amount to approximately £2.7 million. Given the inter-relationship between the Scheme and the listing of New Rentokil Initial, it is not practicable to separate costs attributable solely to the Scheme and the listing of New Rentokil Initial. There are no amounts payable to financial intermediaries.

21. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of Rentokil Initial and New Rentokil Initial (both at Felcourt, East Grinstead, West Sussex RH19 2JY) during normal business hours

on any business day from the date of this document until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the Extraordinary General Meeting:

(a) the Memorandum and Articles of Association of Rentokil Initial (as currently in force, and as they will be following the proposed amendment at the Extraordinary General Meeting);

(b) the current Memorandum and Articles of Association of New Rentokil Initial;

(c) the rules of the New Rentokil Initial Employee Share Schemes;

(d) the rules of the Rentokil Initial Employee Share Schemes;

(e) the service contracts referred to in paragraph 5(b) above;

(f) the consent letter referred to in paragraph 19 above;

(g) the audited consolidated financial statements of Rentokil Initial for the three financial years ended 31 December 2004, 31 December 2003 and 31 December 2002;

(h) the Scheme Circular; and

(i) the Listing Particulars.

PART 7: DEFINITIONS

The following definitions apply throughout this document (except in those parts of this document containing the Scheme, the Notice of Court Meeting and the Notice of the Extraordinary General Meeting which contain separate definitions) unless the context requires otherwise.

Admission	admission of the New Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange
Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 and issued by the London Stock Exchange (as amended from time to time) containing, *inter alia*, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
ADR	American Depositary Receipt
ADR Deposit Agreement	the Deposit Agreement among Rentokil Initial, Bank of New York, the owners and holders of the ADRs, dated 22 August 1994, as amended
Annual General Meeting* or *AGM	the annual general meeting of Rentokil Initial convened for 26 May 2005, notice of which has been sent to shareholders of Rentokil Initial separately, and any adjournment thereof
the Board* or *the Directors	the directors of Rentokil Initial, whose names are set out on page 32 of this document, or the directors of New Rentokil Initial, as the context may require
business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business
Closing Price	the closing middle market quotation of the relevant share as derived from the Daily Official List of the London Stock Exchange or the London Stock Exchange's website
Companies Act	the Companies Act 1985, including any statutory modification or re-enactment thereof for the time being in force
Company's Registrar	Capita Registrars, a trading division of Capita IRG Plc
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme by the Court
Court Meeting	the meeting, notice of which is set out in Part 4 of this document, of the holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme, and any adjournment thereof
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CRESTCo	CRESTCo Limited
Effective Date	the date on which the Scheme becomes effective in accordance with Clause 8 of the Scheme, expected to be 21 June 2005
Exchange Act	The United States Securities Exchange Act of 1934, as amended

EGM* or *Extraordinary General Meeting	the extraordinary general meeting of Rentokil Initial convened for 26 May 2005, notice of which is set out in Part 5 of this document, to consider and, if thought fit, approve, a special resolution required *inter alia*, to give effect to the Scheme, and any adjournment thereof
Explanatory Statement	means Parts 1, 2, 6 and 7 this document which has been prepared in accordance with section 426 of the Companies Act
FSMA 2000	Financial Services and Markets Act 2000
Group	before the Effective Date, Rentokil Initial and its subsidiary undertakings and, from the Effective Date, New Rentokil Initial and its subsidiary undertakings
holder	a registered holder, and includes any person(s) entitled by transmission
in certificated form	in relation to a share or other security, a share or other security which is not in uncertificated form
ISA	individual savings accounts
Listing Particulars	the listing particulars dated 26 April 2005 relating to New Rentokil Initial and the New Shares, prepared in accordance with the Listing Rules
Listing Rules	the rules and regulations of the UKLA made under Part VI of FSMA 2000 as amended from time to time
London Stock Exchange	London Stock Exchange plc
New Facilities	committed bank credit facilities under which both New Rentokil Initial and Rentokil Initial are named as borrowers
New Ordinary Shares	the Ordinary Shares of Rentokil Initial created following the cancellation of the Scheme Shares which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the Ordinary Shares cancelled
New Rentokil Initial	Rentokil Initial 2005 plc, a company incorporated in England and Wales with registered number 5393279, which conditional upon the Scheme becoming effective, will be renamed Rentokil Initial plc
New Rentokil Initial Articles	the Articles of Association of New Rentokil Initial
New Rentokil Initial Memorandum	the Memorandum of Association of New Rentokil Initial
New Rentokil Initial Reduction of Capital	the proposed reduction of capital of New Rentokil Initial under section 135 of the Companies Act 1985 described in paragraph 6 of Part 1 of this document
New Rentokil Initial Share Scheme	the New Rentokil Initial SAYE Scheme
New Shares	means: (i) prior to the New Rentokil Initial Reduction of Capital, the ordinary shares of £1 each (or such lower nominal value as the directors of New Rentokil Initial may decide prior to the date on which the Court is asked to sanction the Scheme) in New Rentokil Initial to be allotted and issued pursuant to the Scheme; and

(ii) following the New Rentokil Initial Reduction of capital becoming effective, the ordinary shares of 1 penny each in New Rentokil Initial

Official List — the list maintained by the UKLA pursuant to Part VI of FSMA 2000

Ordinary Shareholder — a registered holder of Ordinary Shares

Ordinary Shares — the ordinary shares of 1 penny each in the capital of Rentokil Initial

penny, pence or *£* — the lawful currency of the United Kingdom

PEP — personal equity plan

Proposals — the proposed reorganisation of the Group involving the Scheme and the subsequent New Rentokil Initial Reduction of Capital as described in paragraphs 4 and 6 of Part 1 of this document

Regulations — the Uncertificated Securities Regulations 2001 (SI 2001/3755)

Rentokil Initial or the Company — Rentokil Initial plc, a company incorporated in England and Wales with registered number 224814, which conditional upon the Scheme becoming effective, will be renamed Rentokil Initial 1927 plc

Rentokil Initial ADRs — ADRs issued by the US Depositary in respect of and representing five Ordinary Shares before the Effective Date and five New Shares from the Effective Date

Rentokil Initial Articles — the Articles of Association of Rentokil Initial

Rentokil Initial Share Schemes — the Rentokil Initial Share Option Scheme for Key Executives, the Rentokil Initial Share Option Scheme for Key Overseas Executives, the Rentokil Initial Share Option Scheme for Key UK Executives, the Rentokil Initial Share Option Scheme for UK Employees, the Rentokil Initial Approved Discretionary Share Option Scheme and the Rentokil Initial Discretionary Share Option Scheme and the Rentokil Initial Deferred Share Award Plan

Scheme — the scheme of arrangement in its present form as set out in Part 3 of this document or with or subject to any modification, addition or condition approved or imposed by the Court

Scheme ADR — an ADR which represents Scheme Shares

Scheme Record Date — the later of 20 June 2005 and the business day immediately preceding the Effective Date

Scheme Record Time — 6.00 p.m. (UK time) on the Scheme Record Date

Scheme Shareholder — a holder of Scheme Shares as appearing in the register of members of Rentokil Initial at the Scheme Record Time

Scheme Shares — means:

(a) all the Ordinary Shares in issue at the date of the Scheme;

(b) all (if any) additional Ordinary Shares in issue at the Scheme Voting Record Time; and

(c) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by Clause 1 of the Scheme in respect of which the original or any subsequent holders shall

be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound

Scheme Voting Record Time	6.00 p.m. (UK time) on 24 May 2005 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting
SEC	the US Securities and Exchange Commission
Securities Act	The United States Securities Act of 1933, as amended
UBS or UBS Investment Bank	UBS Limited
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
UKLA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA 2000
uncertificated **or** ***in uncertificated form***	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
US, USA **or** ***United States***	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
US Depositary	The Bank of New York, including where the context requires, its nominee
US$	United States Dollars, the lawful currency of the United States

No. 05393279

RECEIVED
2005 MAY 11 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

RENTOKIL INITIAL 2005 plc

1. The name of the Company is "Rentokil Initial 2005 plc"

2. The Company is to be a public company.

3. The registered office of the Company will be situated in England and Wales.

4. The objects for which the Company is established are:

   (1) To act and carry on the business of a holding company and all matters incidental thereto including, but without limitation, to co-ordinate the policy and administration of, and manage, any corporate body or business or group of corporate bodies or businesses in which the Company is a member or participant or which is controlled by or associated with the Company in any manner, to assist financially, subsidise or enter into subvention and other agreements with any such body or business, and to provide for any such body or business administrative, executive, managerial., secretarial and accountancy services, staff, premises, social or welfare services and facilities of any kind, to act as secretaries, directors, registrars, managers and agents thereof and to do anything which will or may promote the efficiency and profitability of any such corporate body or business or group of corporate bodies or businesses.

   (2) To carry on the business of providing business support services primarily but not exclusively in relation to hygiene services (including pest control and washroom services), security services (including manned guarding and electronic security systems), facilities management (including interior plant displays, conference facilities, cleaning, catering and multi-service management systems) and parcels delivery.

   (3) To provide industrial, commercial and domestic services of all kinds.

(4) To import, export, buy, sell, exchange, barter, distribute, trade, contract, or otherwise deal in and turn to account, goods, materials, commodities, produce and merchandise of every class and description in a prepared, manufactured, semi-manufactured or raw state.

(5) To manufacture, construct, assemble, fill, store, design, refine, develop, alter, convert, refit, repair, treat, render marketable, process or otherwise produce materials, fuels, chemicals, substances and industrial commercial and consumer products of all kinds.

(6) To carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in companies, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise and to carry on any other trade or business, whatever, of a like and similar nature.

(7) To acquire and hold, in each case upon such terms and in such manner as the directors see fit, the shares, stocks, debentures, debenture stock, annuities, warrants, bonds, units, obligations and securities or any interest therein of any person, company, fund or trust.

(8) To acquire and hold, in each case upon such terms and in such manner as the directors see fit, the whole or any part of the undertaking, property and assets, or any interest therein, and to undertake the whole or any of the liabilities or obligations of, and to acquire and carry on the business of, any person or company.

(9) To sell, exchange, mortgage, charge, lease or grant licences, easements, options and other rights over, or in any other manner deal with, or dispose of, the whole or any part of the undertaking, property and assets (present and future) of the Company (including, without limitation to the generality of the foregoing, all or any shares, stocks, debentures, debenture stock, annuities, warrants, bonds, units, obligations and securities of the Company) for any consideration and, in particular, but without prejudice to the generality of the foregoing, for shares, stock, debentures, debenture stock or other securities of any company.

(10) To undertake and execute agency or commission work of all kinds and to act generally as agents, factors, brokers, managers, consultants and advisers for the sale and purchase of every description of property, goods and merchandise and the provision of every type of service.

(11) To apply for, register, purchase, or by any other means, obtain or seek to obtain, upon such terms and in such manner as the directors see fit, any patent rights, licences, secret processes, trade marks, designs, brevets d'invention, or other industrial or business rights, protections or concessions, to use, alter or grant licences, options, interests or privileges in respect of, manufacture under, expend money in experimenting upon and improving and otherwise deal in the same, and to carry on the business of an inventor, designer or research organisation.

(12) To advertise, market and sell the products and services of the Company and to carry on the business of advertisers and advertising agents and of a marketing or selling organisation and of a supplier, wholesaler, retailer, merchant or dealer of any kind.

(13) To borrow and raise money and to secure or discharge any debt, liability or obligation, whether of the Company or any other person, upon such terms and in such manner as the Company sees fit, and in particular, but without prejudice to the generality of the foregoing, by mortgaging or charging or providing any other security over the whole or any part of the undertaking, property and assets (whether present or future), and uncalled capital of the Company or by the creation and issue of any securities of the Company.

(14) To lend or advance money and to give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing, any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with the Company) in such circumstances and upon such terms and conditions as the Company may think fit and to carry on business as a banking, finance or insurance company.

(15) To enter into guarantees, contracts of indemnity and suretyships of all kinds, whether or not the Company shall receive any consideration in respect of, or derive any commercial benefit from the same, on such terms and in such manner as the directors see fit, and, in particular, but without prejudice to the generality of the foregoing, to guarantee, underwrite, support or secure, as aforesaid, and whether by personal obligation or by mortgaging or charging or providing any other security over the whole or any part of the undertaking, property or assets (whether present or future) and uncalled capital of the Company or by the creation and issue of any securities of the Company, the performance of any obligations or commitments or satisfaction of any liabilities of any person or company including, but without prejudice to the generality of the foregoing, any company which is for the time being a subsidiary or holding company or a subsidiary undertaking or parent undertaking of the Company or another subsidiary of a holding company of the Company or another subsidiary undertaking of a parent

undertaking of the Company or is otherwise associated with the Company.

(16) To draw, make, accept, issue, execute, endorse, discount and deal in bills of exchange, promissory notes, bills of lading, debentures, warrants and other instruments and securities, whether negotiable or otherwise.

(17) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(18) To remunerate any person, firm or company rendering services to the Company either by cash payment or so far as permitted by law by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(19) To act in a fiduciary capacity of any sort including (but without prejudice to the generality of the foregoing) to undertake the duties of a trustee of trust deeds or other instruments constituting debentures, debenture stock, bonds and other securities, or of wills and settlements, and of an executor or administrator of estates, or to act as and undertake the duties of a nominee, a custodian trustee, a trustee of a unit trust, a trustee for charitable or other institutions, a trustee for pension, benevolent or other funds, and as a manager or director of businesses or companies whether limited or unlimited, and generally to undertake all and any duties normally undertaken by a trust corporation and either with or without remuneration.

(20) To establish and maintain, or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds and to give or procure the giving of donations, gratuities, pensions, allowances and emoluments to any persons who are, or were at any time, directors or officers of, or in the service or employment of, the Company or of any company which is a subsidiary or holding company of the Company or a subsidiary of another subsidiary of a holding company of the Company or otherwise associated with the Company and to the wives, widows, families and dependants of any such persons, and to make payments for or towards the insurance of such persons and generally to make such provision for the well-being of any of the aforementioned persons as the directors see fit and, without prejudice to the generality of the foregoing, to

establish, subsidise or subscribe money to any associations, societies, trusts, clubs and institutions as the directors see fit.

(21) To establish and maintain, or procure the establishment and maintenance, of all forms of employee share option and share incentive schemes and such other option, incentive or bonus schemes (whether or not involving shares or securities in or of the Company) on such terms as the directors see fit.

(22) To make payment for any charitable, benevolent, public, national, educational, general or useful purpose.

(23) To purchase and maintain insurance for, or for the benefit of, any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any other company which is its holding company or parent undertaking or in which the Company or such holding company or parent undertaking or any of the predecessors of the Company or of such holding company or parent undertaking has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension (land in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability: for the purposes of this clause "holding company" "parent undertaking" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985.

(24) To provide technical, cultural, artistic, educational, entertainment or business facilities or services and to carry on any business involving any such provision.

(25) Upon such terms and in such manner as the directors see fit, to enter into any arrangements with any government, authority, person or company to obtain from the same any decrees, orders, instruments, legislation, rights, charters, privileges, franchises and concessions and to carry out, give effect to, exercise and comply with the same.

(26) To amalgamate or enter into any partnership, joint venture, profit sharing arrangement or co-operative or other arrangement for the pursuit of mutual interests with any person or company.

(27) To issue and allot securities of the Company for cash or in payment or part payment for any real or personal property or interest therein, purchased or otherwise acquired by the Company or any services rendered to the Company or as security for an obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(28) To accept any shares, stock, debentures, debenture stock or other securities of any other company in payment, or part payment, for any services rendered or for any sale made to, or debt owing from, any such company.

(29) To invest the moneys of the Company in any investments, and to hold, sell or otherwise deal with such investments, and to carry on the business of an investment company.

(30) To pay all costs, charges and expenses including brokerage and commissions for obtaining applications for, or taking, placing or underwriting or procuring the underwriting of shares, debentures or other securities of the Company.

(31) To procure the registration, incorporation or recognition of the Company in, or under, the laws of any place or country in the world.

(32) Subject to and in accordance with due compliance with the prevailing legislation from time to time, to give, whether directly or indirectly, any kind of financial assistance for the purpose of an acquisition or proposed acquisition of shares in the Company or for reducing or discharging any liability which has been incurred for the purpose of an acquisition of shares in the Company.

(33) To distribute any of the property or assets of the Company amongst its creditors and members in specie or kind.

(34) To do all or any of the things or matters mentioned above in any part of the world, on an terms and in any manner as the directors see fit, and whether as principal, agent, contractor, trustee or otherwise and either alone or in conjunction with others and by or through agents, trustees, sub-contractors or otherwise.

(35) To do all such other things as the directors consider will further the interests of the Company or to be incidental or conducive to the attainment of all or any of the objects stated in this clause 4.

It is hereby declared that:

(a) The word "company" in this clause, except where used in reference to this Company, shall include any partnership or other body, or association of persons, whether incorporated or not and whether domiciled or resident in the United Kingdom or elsewhere; and

(b) Each and every object specified in the different paragraphs of this clause 4 shall not, except where the context expressly so requires, be in any way deemed subsidiary or auxiliary to, or limited or restricted by reference to, or inference from, any other object specified in an such paragraph or from the terms of any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each object and each of the said paragraphs defined the objects of a separate, distinct and independent company.

5. The liability of the members is limited.

6. The share capital of the Company is £4,100,050,000, divided into 4,100,000,000 ordinary shares of £1 each and 50,000 redeemable preference shares of £1 each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association. and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Roger Payne 3 Bakery Cottages Stonequarry Road Chelwood Gate West Sussex RH17 7LP Company Director	One Share
Robert Ward-Jones "Merryn" 33 Roedean Crescent London SW15 5JX Company Secretary/Solicitor	One Share

DATED the 15 day of March 2005

WITNESS to the above signatures:

Paul Griffiths
Felcourt
East Grinstead
West Sussex
RH19 2JY

Chartered Secretary

COMPANY NO. 05393279

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Rentokil Initial 2005 plc

CONTENTS

CLAUSE **PAGE**

COMPANY NO. 05393279

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

Rentokil Initial 2005 plc

(As amended by Special Resolutions passed on 13 April 2005)

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be transferred by means of a relevant system and references in these articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

4. The share capital of the Company on the adoption of these Articles is £4,100,050,000 divided into 4,100,000,000 ordinary shares of £1 each and 50,000 redeemable preference shares of £1 each (***Redeemable Preference Shares***).

Shares with special rights

5. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

6. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

7. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

8. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

9. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

Not separate class of shares

10. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

11. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

12. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount (as defined in Article 15), for each prescribed period (as defined in Article 15).

Section 89 disapplication

13. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue (as defined in Article 15); and

(b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount (as defined in Article 15).

Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted.

Allotment after expiry

14. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

15. In this Article and Articles 12, 13 and 14:

prescribed period means any period for which the authority conferred by Article 12 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 13 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities and, if in accordance with their rights the board so determines, holders of other equity securities of any class (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders or holders of other equity securities, if applicable are proportionate (as nearly as practicable) to the respective numbers of ordinary shares or other equity securities, as the case may be held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

16. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

17. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Rights attaching to Redeemable Preference Shares

17(A) The Redeemable Preference Shares shall have the rights set out in this Article 17(A).

(a) A holder of a Redeemable Preference Share shall be entitled, in priority to all other classes of share in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per Redeemable Preference Share, payable on 1 January annually at a rate *per annum* equal to 2 per cent. of its paid up nominal value (*pro rate temporis*, in the case of a period of less than a year) but with no other right to be paid out of profits of the Company.

(b) On a winding-up or other return of capital, the holders of the Redeemable Preference Shares shall be entitled, in priority to any holder of any other class of shares in the Company, to receive in full the amounts paid up on such shares from the assets of the Company available for distribution among the members.

(c) Subject to the provisions of the Companies Acts, a Redeemable Preference Share may be redeemed at any time at the option of the Company or the holder thereof. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the Company on or before the date for redemption the certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the Company shall pay to the holder the nominal value of such Redeemable Preference Share.

(d) The holders of the Redeemable Preference Shares shall not be entitled to receive notice of or to attend or vote at any general meeting of the Company in

respect of their holding of Redeemable Preference Shares, save that if a resolution is to be proposed:

(i) to wind up the Company; or

(ii) which varies, modifies, alters or abrogates any of the rights attaching to the Redeemable Preference Shares,

the holders of the Redeemable Preference Shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

Commissions

18. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

19. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

20. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

21. For the purposes of Article 20, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

22. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 168 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

23. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

24. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions

of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale 25. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale 26. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 11 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds 27. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls 28. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made 29. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders 30. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable 31. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not

exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

32. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

33. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

34. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

35. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

36. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

37. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the

board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 11. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

38. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

39. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

40. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

41. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form and execution of transfer of certificated share

42. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

43. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

44. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

45. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

46. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

47. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

48. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

49. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

50. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

51. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the

Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

52. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

53. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 51, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 180. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

54. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

55. All shares created by ordinary resolution pursuant to Article 54 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

56. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

57. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

59. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

60. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

61. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

62. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

63. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

Contents of notice: general

64. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 67, which shall be identified as such in the notice) and the general nature of the business to be transacted.

Contents of notice: additional requirements

65. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 69 arrangements

66. The notice shall include details of any arrangements made for the purpose of Article 69 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

67. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

68. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 67, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

69. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

70. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 69 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 69. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

71. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 67 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 67 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 67

applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

72. For the purposes of Articles 67, 68, 69, 70 and 71, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.

73. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

74. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

76. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the

time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

77. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

78. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

79. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 68), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

80. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 107 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 107(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 67 applies) of the adjourned

meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

81. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

82. A resolution put to the vote of a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) (except on the election of the chairman of the meeting or on a question of adjournment) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares held as treasury shares); or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares held as treasury shares).

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

83. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular

majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

84. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll

85. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

86. Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

87. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

88. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

89. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

90. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed in such manner as the board may approve by or on behalf of one or more of such members, or a combination of both.

VOTES OF MEMBERS

Right to vote

91. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every

member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

92. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

93. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

94. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

95. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares), the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 178;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for

registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

96. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

97. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Board may cancel restrictions

98. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

99. The Company may exercise any of its powers under Article 11 in respect of any default share that is held in uncertificated form.

Supplementary provisions

100. For the purposes of this Article and Articles 95, 96, 97, 98 and 99:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

101. Nothing contained in Article 95, 96, 97, 98, 99 or 100 limits the power of the Company under section 216 of the Act.

Errors in voting

102. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

103. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

104. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

105. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. For the purpose of this Article and Articles 106, 107, 108 and 109, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

106. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication, if the board so determines.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting

or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

107. Without prejudice to Article 71(b) or to the second sentence of Article 80, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 71) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Execution under authority

108. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under Article 108(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

Validity of proxy appointment

109. A proxy appointment which is not delivered or received in accordance with Article 107 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

Rights of proxy

110. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of meeting which may properly come before the meeting to which it relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

111. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

112. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the

following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 107(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 107(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

113. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than 3.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

114. At the first annual general meeting after the date of adoption of these articles all the directors shall retire from office, and at every subsequent annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but if any director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire at that annual general meeting.

Which directors to retire

115. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be, first, those who wish to retire and not be re-appointed to office and, second, those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

116. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

117. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

118. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

119. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

120. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

121. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Age limit

122. No person shall be disqualified from being appointed or re-appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the board shall give notice of his age in years in the notice convening the meeting or in any document sent with the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

123. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

124. Any director (other than an alternate director) may appoint any other director, or (subject to the subsequent approval of not less than three quarters of the Board for the time being) any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

125. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

126. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

127. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

128. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

Method of appointment and revocation

129. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 124) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

130. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

131. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

132. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

133. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards etc.

134. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may

authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

135. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

136. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

BORROWING POWERS

Power to borrow

137. (A) Subject as hereinafter provided and to the provisions of the Act, the board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or part thereof and to issue bonds, notes or similar debt instruments and other securities.

(B) The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (as regards subsidiaries, so far as by such exercise it can secure) that, save with the previous sanction of an ordinary resolution of the Company, no money shall be borrowed if the aggregate principal amount (including any premium payable on final repayment) outstanding of all moneys borrowed by the Company and its subsidiaries (the Group and member of the Group shall be construed accordingly) then exceeds or would, as a result of such borrowing, exceed the higher of:

(a) £3,000,000,000; and

(b) an amount equal to two times the aggregate of:

(i) the amount paid up on the share capital of the Company; and

(ii) the total of the capital and revenue reserves of the Company (including any share premium account, capital redemption reserve or other reserve and debit or credit balance on its profit and loss account),

all as shown in the then latest audited unconsolidated balance sheet of the Company, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet.

(C) A certificate or report by the auditors as to any amount required to be determined for the purpose of this Article, or to the effect that the limit imposed by this Article has not been or will not be exceeded, at any particular time or times, shall be conclusive evidence of such amount or fact for the purposes of this Article. Nevertheless, for the purposes of this Article, the board may at any time act in reliance on a bona fide estimate of all or any of the amounts required to be determined for the purposes of this Article and if in consequence the limit referred to in paragraph (B) above were inadvertently to be exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the board became aware that such limit had been exceeded.

(D) For the purposes of this Article, "moneys borrowed" or similar expression means the aggregate of the following: (i) outstanding principal amounts of all borrowings of the Group (ii) monies otherwise raised by the Group by way of acceptance credits (iii) the outstanding principal amount of the issue of any debenture, bond, note, loan stock or other security (iv) the aggregate amount of all guarantees, indemnities and other assurances against financial loss given by the Group to secure similar liabilities of any person not a member of the Group (v) the capitalised element of indebtedness under a finance lease or capital lease (vi) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis) (vii) the outstanding principal amount of any indebtedness arising from any deferred purchase agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (viii) any fixed or minimum premium payable (as shown by the then latest audited consolidated balance sheet of the Group) on the repayment or redemption at its stated maturity of any instrument referred to in paragraph (iii) above; and (ix) the outstanding principal amount of any indebtedness arising in connection with any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing; less

(a) any cash in hand of any member of the Group;

(b) cash and/or deposit balances of any member of the Group with banks (whether situated in the UK or outside the UK where the remittance of the cash balances to the UK is not prohibited by any law, regulation, treaty or official directive; however, if the remittance of such cash is prohibited it shall nonetheless be deducted from amounts borrowed but only to the extent that it may be set off against or act as security for the aggregate of any outstanding principal amounts and any amounts guaranteed referred to above);

(c) the value of any certificates of deposit or similar instruments beneficially owned by any member of the Group, in each case for a

term not exceeding 12 months, with a rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., of at least A-1 or the equivalent thereof or from Moody's Investors Service Limited of at least P-1 or the equivalent thereof;

(d) the market value of any government gilt, treasury bill or similar instrument beneficially owned by any member of the Group, in each case with a remaining maturity not exceeding fifteen years and with a rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., of at least AA or the equivalent thereof or from Moody's Investors Service Limited of at least Aa or the equivalent thereof;

(e) cash deposited by any member of the Group as security for any borrowing or liability;

(f) moneys borrowed by any member of the Group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department or agency fulfilling a similar function up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured; and

(g) moneys borrowed by any member of the Group for the purpose of repaying the whole or any part of any other moneys borrowed and then outstanding and applied for that purpose within six months of such borrowing;

(h) moneys borrowed by any member of the Group at the time it becomes a subsidiary of the Company and for a period of six months thereafter;

(i) moneys borrowed remaining secured on any asset acquired by a member of the Group at the time of such acquisition and for a period of six months thereafter,

all as determined in accordance with International Financial Reporting Standards and generally accepted accounting principles in England and Wales, as appropriate.

(E) No debt incurred or security given in respect of moneys borrowed or to be taken into account as moneys borrowed in excess of the limit referred to in paragraph (B) shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(F) For the purpose of determining whether the limit imposed by this Article has been exceeded, the principal amount of any moneys borrowed expressed in a currency

other than sterling shall be translated into sterling on the basis adopted for the translation of borrowings in the latest published audited consolidated accounts of the Company and no account shall be taken of subsequent fluctuations in the rates between sterling and the currency or currencies of the relevant moneys borrowed.

(G) Notwithstanding any provision contained in this Article no account shall be taken of any amount more than once in the determination of the amount of moneys borrowed in relation to the limits set out in this Article. If, in the determination of any such amount, the provisions of this Article may be applied to produce more than one amount, that provision which produces the higher amount shall apply to the exclusion of the other or others.

(H) Until an audited balance sheet of the Company shall have been audited and approved by the board, the restriction in sub paragraph (B)(b) shall not apply and, until such time, the words "the higher of" after "exceed" in paragraph (B) and the word "and" in sub paragraph (B)(a) shall also be treated as if they did not apply.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

138. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 120; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient.

Power of Company to remove director

139. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

NON-EXECUTIVE DIRECTORS

Arrangements with non-executive directors

140. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 145 and 146, any such agreement or arrangement may be made on such terms as the board determines.

Ordinary remuneration

141. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,000,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

142. Any director who does not hold executive office and who performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 141) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

143. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any

class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

144. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any such director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

145. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

146. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

147. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

148. For the purposes of Article 147:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

149. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

150. Without prejudice to the provisions of Article 215, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer, employee or auditor of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 150(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

151. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such

benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

152. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

153. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it] [It] shall not be necessary to send notice of a board meeting to any director who is for the time being absent from the United Kingdom. [No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

154. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

155. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

156. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

157. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

158. A resolution in writing executed by all the directors entitled to receive notice of/vote at meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

159. Without prejudice to the first sentence of Article 153, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

160. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

161. For the purposes of Article 160, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

162. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

163. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

164. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

165. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

166. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

167. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient

evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL

Authority required for execution of deed

168. Any instrument executed under seal shall be signed by at least one director and the secretary or by at least two directors, unless otherwise determined by a resolution of the board. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. An instrument executed by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

169. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

170. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

REGISTERS

Overseas and local registers

171. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

172. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the

board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

173. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

174. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may:

(a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and

(b) pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Declaration and payment in different currencies

175. Dividends may be declared and paid in any currency or currencies that the board shall determine. The board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

Apportionment of dividends

176. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

177. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

178. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 179 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

179. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 178.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 179(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 179(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

180. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

181. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

182. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 181, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post

183. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 201; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk

184. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 181.

Interest not payable

185. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

186. Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

187. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members;

(g) generally do all acts and things required to give effect to the ordinary resolution; and

(h) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.

RECORD DATES

Record dates for dividends etc.

188. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 188(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

189. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

190. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

191. Subject to the Companies Acts, the requirements of Article 190 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

When notice required to be in writing; use of electronic communications

192. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

193. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 194; or

(f) by any other method approved by the board.

Website publication by Company

194. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period (as defined in Article 194), provided that, if the notice or document is published on that website for a part, but not all of, the publication period (as defined in Article 194), the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

195. In Article 194 ***publication period*** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 80, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 88, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

196. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

197. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

198. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address (provided that, in the case of electronic communications, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the notice or other document to such address using electronic communications would or might infringe the laws of any other jurisdiction) but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

199. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

200. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

201. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been

supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

202. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 95 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

203. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

204. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

205. Except when the subject or context otherwise requires, in Articles 193, 196, 197, 198, 199, 200, 201, 202, 203, and 204, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

206. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

207. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

208. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 207 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 207 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 207 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 207 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 207 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 207 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 207 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 207; and

(g) any reference in this Article or Article 207 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

209. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(a) during the period of 12 years before the date of the publication of the advertisements referred to in Article 209(b) (or, if published on different dates, the first date) (the ***relevant period***) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed;

(b) the Company shall as soon as practicable after expiry of the relevant period have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares;

(c) during the relevant period and the period of three months following the publication of the advertisements referred to in Article 209(b) (or, if published on different dates, the first date) the Company has received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed, notice has been sent to the relevant listing authority of the Company's intention to make such sale before the publication of the advertisements.

Transfer on sale

210. To give effect to any sale pursuant to Article 209, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer

211. An instrument of transfer executed by that person in accordance with Article 210(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 210(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

212. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

213. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

214. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

215. Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not)

engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article 215 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 215, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
Roger Payne 3 Bakery Cottages Stonequarry Road Chelwood Gate West Sussex RH17 7LP Company Director	One Share
Robert Ward-Jones "Merryn" 33 Roedean Crescent London SW15 5JX Company Secretary/Solicitor	One Share

DATED the 15 day of March 2005

WITNESS to the above signatures:

Paul Griffiths
Felcourt
East Grinstead
West Sussex
RH19 2JY

Chartered Secretary



10

Please complete in typescript, or in bold black capitals.
CHFP041

First directors and secretary and intended situation of registered office

Notes on completion appear on final page

	5393279
Company Name in full	Rentokil Initial 2005 plc
Proposed Registered Office (PO Box numbers only, are not acceptable)	Head Office
	Felcourt
Post town	East Grinstead
County / Region	West Sussex — Postcode RH19 2JY
If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address.	
Agent's Name	
Address	
Post town	
County / Region	Postcode
Number of continuation sheets attached	1

You do not have to give any contact information in the box opposite but if *you do, it will help Companies House* to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE


LH16Z3LB
LD1
COMPANIES HOUSE
0034
15/03/05

Form revised April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

COS10/1

Company Secretary (see notes 1-5)

Company name	Rentokil Initial 2005
NAME *Style / Title	Mr
*Honours etc.	
Forename(s)	Robert
Surname	Ward-Jones
Previous forename(s)	
Previous surname(s)	
Address††	"Merryn"
	33 Roedean Crescent
Post town	London
County / Region	
Postcode	SW15 5JX
Country	United Kingdom

*Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature  Date 14/03/2005

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	Mr
*Honours etc.	
Forename(s)	Roger
Surname	Payne
Previous forename(s)	
Previous surname(s)	
Address††	3 Bakery Cottages
	Stonequarry Road
Post town	Chelwood Gate
County / Region	West Sussex
Postcode	RH17 7LP
Country	United Kingdom
Date of birth (Day Month Year)	18 07 1948
Nationality	British
Business occupation	Company Director
Other directorships	RENTOKIL INITIAL PLC, LOGICA CMG PLC

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature  Date 14/03/2005

Directors (continued) (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	Mr
*Honours etc.	
Forename(s)	Robert
Surname	Ward-Jones
Previous forename(s)	
Previous surname(s)	
Address †	Merryn
	33 Roedean Crescent
Post town	London
County / Region	
Postcode	SW15 5JX
Country	United Kingdom
Date of birth (Day Month Year)	0 8 0 4 1 9 4 7
Nationality	British
Business occupation	Company Secretary/Solicitor
Other directorships	PRIORY PARK CLUB (KEW) LIMITED

*Voluntary details

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

I consent to act as director of the company named on page 1

Consent signature [signature] Date 14/03/2005

This section must be signed by Either

an agent on behalf of all subscribers	Signed	Date 14/03/2005
Or the subscribers	Signed [signature]	Date 14/03/2005
(i.e those who signed as members on the memorandum of association).	Signed	Date
	Signed	Date
	Signed	Date
	Signed	Date
	Signed	Date

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

12

Declaration on application for registration

5393279

Company Name in full Rentokil Initial 2005 plc

I, Robert Ward-Jones

of Merryn, 33 Roedean Crescent London SW15 5JX

do solemnly and sincerely declare that I am a †~~[Solicitor engaged in the formation of the company]~~[person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

† Please delete as appropriate.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at 43 Cantelupe Road, East Grinstead RH19 3BL

on Day 15 Month 03 Year 2005

before me① S.M. BIRD

① Please print name.

Signed [signature] **Date** 15.03.2005

† A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE



LD1
LW16Y3LA
0035
COMPANIES HOUSE
15/03/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

RENTOKIL INITIAL 2005 plc

COMPANY NO. 05393279

At a general meeting of the Company on 22 March 2005, the following resolutions were passed as special resolutions:

SPECIAL RESOLUTIONS

1. **THAT**, pursuant to the terms as set out in Article 17A of the Company's Articles of Association, 50,000 £1 redeemable preference shares in the capital of the Company be issued.

2. **THAT**, conditional on the proposed scheme of arrangement under section 425 of the Companies Act 1985 (the ***Scheme***) becoming effective and on the subsequent reduction of the share capital of the Company being confirmed by the Court, the 50,000 £1 redeemable preference shares in the capital of the Company shown in the Company's register of members as being issued to Rentokil Initial plc be redeemed.

3. **THAT**, conditional on the Scheme ***not*** becoming effective, the 50,000 £1 redeemable preference shares in the capital of the Company shown in the Company's register of members as being issued to Rentokil Initial plc be redeemed and that the Company be re-registered as a private limited company.

....
Freshfields Bruckhaus Deringer
on behalf of Rentokil Initial 2005 plc

Presented by:
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
(Reference: WPLL/PPJ)



Please complete in typescript, or in bold black capitals.
CHFP041

88(2)
Return of Allotment of Shares

Company Number 5393279

Company name in full Rentokil Initial 2005 plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	Month	Year	To Day	Month	Year
	22	03	2005			

Class of shares *(ordinary or preference etc)*	Redeemable Preference		
Number allotted	50,000		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	25 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	



LWMEB3ZR
LD4
COMPANIES HOUSE
0407
29/03/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**
or LP - 4 Edinburgh 2

10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Rentokil Initial plc	Class of shares allotted	Number allotted
Address: Felcourt East Grinstead, West Sussex	Redeemable - Preference	50,000
UK Postcode RH19 2JY		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form NA



Signed R. W... Date 22/3/05

A director / secretary ~~XXXXXXXXXX/XXXXXXXXXXXXX/XXXXXXXXXXXXX/XXXXX~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

RECEIVED
2005 MAY 11 A 11:30
OFFICE OF INTERNATIONAL CORPORATE

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

117

Application by a public company for certificate to commence business

Company Number 5393279

Company Name in full Rentokil Initial 2005 plc

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I ROBERT WARD-JONES

of 33 ROSENEATH CRESCENT

LONDON SW15 5JX

●Please delete as appropriate.

● [a director][~~the secretary~~] of the above company do solemnly and sincerely declare that:-

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000

2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 12,500

3. the ●[estimated] amount of the preliminary expenses of the company is £ 80

●Please insert the name(s) of person(s) by whom expenses paid or payable.

● Rentokil Initial 2005 plc

Please give the name, address, telephone number, and if available, a DX number and Exchange, of the person Companies House should contact if there is any query.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LAN



LD1 *LWGAE3TH* 0021
COMPANIES HOUSE 23/03/05

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF4 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

● [4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

● ~~[4b. the amount or benefit paid or given or intended to be paid or given to any promoter of the company is]~~

● Please delete as appropriate.

Promoter No 1:

The amount paid or intended to be paid	£
Any amount given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2:

The amount paid or intended to be paid	£
Any amount given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3:

The amount paid or intended to be paid	£
Any amount given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature 

Declared at: 43-45 Cantelupe Road, East Grinstead RH19 3BL

	Day	Month	Year
on	22	03	2005

● Please print name. before me● STEPHEN. M. BIRD

Signed  **Date** 22 March 2005

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

STEPHEN M. BIRD
Solicitor
ALLEN TICEHURST
The Studio
43-45 Cantelupe Road
East Grinstead
West Sussex, RH19 3BL
Tel: 01342 310600

FILE COPY



CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 5393279

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

RENTOKIL INITIAL 2005 PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 23rd March 2005


LWGAF3TI
LD1
0020
COMPANIES HOUSE
23/03/05

MEHRIN MOORABY

For The Registrar Of Companies



COMPANIES HOUSE

COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

RENTOKIL INITIAL 2005 plc

COMPANY NO. 05393279

At a general meeting of the Company on 13 April 2005, the following resolutions were passed as ordinary and special resolutions:

ORDINARY RESOLUTIONS

1. **THAT** Mr. Brian McGowan, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

2. **THAT** Mr. Douglas Flynn, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

3. **THAT** Mr. Edward Brown, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

4. **THAT** Mr. Ian Harley, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

5. **THAT** Mr. Peter Long, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

6. **THAT** Mr. Paul Mason, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

7. **THAT** Mr. Ronald Spinney, having consented to act, be appointed as an additional director of the Company with effect from the end of the meeting.

8. **THAT** PricewaterhouseCoopers LLP be and is hereby appointed auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next General Meeting at which financial statements of the Company are laid before the Company, at a remuneration to be determined by the directors.

SPECIAL RESOLUTIONS

9. **THAT** conditional on the Scheme becoming effective and the reduction of capital of the Company referred to in resolution 13 below **not** becoming effective, the section 80 amount, as defined in Article 15, be £2,413,909,064 and **that** the prescribed period, as defined in Article15, for the purposes of Article 13, be the period commencing on the date of this resolution and expiring on the date on which the first annual general meeting of the Company is held.

10. **THAT** conditional on the Scheme becoming effective and the reduction of capital of the Company referred to in resolution 13 below becoming effective, the section 80 amount, as defined in Article 15, be £1,816,466,571 and **that** the prescribed period, as defined in Article 15, for the purposes of Article 13, be the period commencing on the date of this resolution and expiring on the date on which the first annual general meeting of the Company is held.

11. **THAT** conditional on the Scheme becoming effective and the reduction of capital of the Company referred to in resolution 13 below **not** becoming effective, the section 89 amount, as defined in Article 15, shall be £90,521,590 and **that** the prescribed period, as defined in Article 15, for the purposes of Article 13, be the period commencing on the date of this resolution and expiring on the date on which the first annual general meeting of the Company is held.

12. **THAT** conditional on the Scheme becoming effective and the reduction of capital of the Company referred to in resolution 13 below becoming effective, the section 89 amount, as defined in Article 15, be £905,216 and **that** the prescribed period, as defined in Article 15, for the purposes of Article 13, be the period commencing on the date of this resolution and expiring on the date on which the first annual general meeting of the Company is held.

13. **THAT** conditional on the scheme of arrangement under section 425 of the Companies Act 1985 for the reduction and cancellation of the ordinary shares of Rentokil Initial plc in consideration for the issue by the Company to the holders of such shares of the equivalent number of ordinary shares in the capital of the Company (the ***Scheme***) becoming effective, the share capital of the Company be reduced by decreasing the nominal value of each ordinary share from 100 pence, or such other nominal amount as may have been otherwise set as the nominal value of such ordinary shares, to 1 penny;

14. **THAT** the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares, subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased is 181,043,180;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is 100 pence (being the nominal value of an ordinary share at the date of this Meeting) and, conditional on resolution 13 being passed and the capital of the Company being reduced in accordance with that resolution, the minimum price (exclusive of expenses) which may be paid for an ordinary share is 1 penny (being the proposed nominal value of an ordinary share after that reduction);

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) this authority shall expire at the close of the first annual general meeting of the Company or 18 months from the date of this resolution (whichever is earlier); and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

15. **THAT** the Company's Articles of Association be altered by deleting the existing Article 137 and replacing it with the following:

"137(A) Subject as hereinafter provided and to the provisions of the Act, the board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or part thereof and to issue bonds, notes or similar debt instruments and other securities.

(B) The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (as regards subsidiaries, so far as by such exercise it can secure) that, save with the previous sanction of an ordinary resolution of the Company, no money shall be borrowed if the aggregate principal amount (including any premium payable on final repayment) outstanding of all moneys borrowed by the Company and its subsidiaries (the Group and member of the Group shall be construed accordingly) then exceeds or would, as a result of such borrowing, exceed the higher of:

(a) £3,000,000,000; and

(b) an amount equal to two times the aggregate of:

(i) the amount paid up on the share capital of the Company; and

(ii) the total of the capital and revenue reserves of the Company (including any share premium account, capital redemption

reserve or other reserve and debit or credit balance on its profit and loss account),

all as shown in the then latest audited unconsolidated balance sheet of the Company, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of its latest audited balance sheet.

(C) A certificate or report by the auditors as to any amount required to be determined for the purpose of this Article, or to the effect that the limit imposed by this Article has not been or will not be exceeded, at any particular time or times, shall be conclusive evidence of such amount or fact for the purposes of this Article. Nevertheless, for the purposes of this Article, the board may at any time act in reliance on a bona fide estimate of all or any of the amounts required to be determined for the purposes of this Article and if in consequence the limit referred to in paragraph (B) above were inadvertently to be exceeded, an amount borrowed equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the auditors or otherwise the board became aware that such limit had been exceeded.

(D) For the purposes of this Article, "moneys borrowed" or similar expression means the aggregate of the following: (i) outstanding principal amounts of all borrowings of the Group (ii) monies otherwise raised by the Group by way of acceptance credits (iii) the outstanding principal amount of the issue of any debenture, bond, note, loan stock or other security (iv) the aggregate amount of all guarantees, indemnities and other assurances against financial loss given by the Group to secure similar liabilities of any person not a member of the Group (v) the capitalised element of indebtedness under a finance lease or capital lease (vi) the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis) (vii) the outstanding principal amount of any indebtedness arising from any deferred purchase agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (viii) any fixed or minimum premium payable (as shown by the then latest audited consolidated balance sheet of the Group) on the repayment or redemption at its stated maturity of any instrument referred to in paragraph (iii) above; and (ix) the outstanding principal amount of any indebtedness arising in connection with any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing; less

(a) any cash in hand of any member of the Group;

(b) cash and/or deposit balances of any member of the Group with banks (whether situated in the UK or outside the UK where the remittance of the cash balances to the UK is not prohibited by any law, regulation, treaty or official directive; however, if the remittance of such cash is prohibited it shall nonetheless be deducted from amounts borrowed but only to the extent that it may be set off against or act as security for the

aggregate of any outstanding principal amounts and any amounts guaranteed referred to above);

(c) the value of any certificates of deposit or similar instruments beneficially owned by any member of the Group, in each case for a term not exceeding 12 months, with a rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., of at least A-1 or the equivalent thereof or from Moody's Investors Service Limited of at least P-1 or the equivalent thereof;

(d) the market value of any government gilt, treasury bill or similar instrument beneficially owned by any member of the Group, in each case with a remaining maturity not exceeding fifteen years and with a rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., of at least AA or the equivalent thereof or from Moody's Investors Service Limited of at least Aa or the equivalent thereof;

(e) cash deposited by any member of the Group as security for any borrowing or liability;

(f) moneys borrowed by any member of the Group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department or agency fulfilling a similar function up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured; and

(g) moneys borrowed by any member of the Group for the purpose of repaying the whole or any part of any other moneys borrowed and then outstanding and applied for that purpose within six months of such borrowing;

(h) moneys borrowed by any member of the Group at the time it becomes a subsidiary of the Company and for a period of six months thereafter;

(i) moneys borrowed remaining secured on any asset acquired by a member of the Group at the time of such acquisition and for a period of six months thereafter,

all as determined in accordance with International Financial Reporting Standards and generally accepted accounting principles in England and Wales, as appropriate.

(E) No debt incurred or security given in respect of moneys borrowed or to be taken into account as moneys borrowed in excess of the limit referred to in paragraph (B) shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt

was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(F) For the purpose of determining whether the limit imposed by this Article has been exceeded, the principal amount of any moneys borrowed expressed in a currency other than sterling shall be translated into sterling on the basis adopted for the translation of borrowings in the latest published audited consolidated accounts of the Company and no account shall be taken of subsequent fluctuations in the rates between sterling and the currency or currencies of the relevant moneys borrowed.

(G) Notwithstanding any provision contained in this Article no account shall be taken of any amount more than once in the determination of the amount of moneys borrowed in relation to the limits set out in this Article. If, in the determination of any such amount, the provisions of this Article may be applied to produce more than one amount, that provision which produces the higher amount shall apply to the exclusion of the other or others.

(H) Until an audited balance sheet of the Company shall have been audited and approved by the board, the restriction in sub paragraph (B)(b) shall not apply and, until such time, the words "the higher of" after "exceed" in paragraph (B) and the word "and" in sub paragraph (B)(a) shall also be treated as if they did not apply."

16. **THAT** the Company's Articles of Association be altered by deleting the existing sub-paragraph (a) of Article 17(A) and replacing it with the following sub-paragraph (a):

"a holder of a Redeemable Preference Share shall be entitled, in priority to all other classes of share in issue from time to time, to be paid out of profits of the Company available for distribution a cumulative dividend per Redeemable Preference Share, payable on 1 January annually at a rate *per annum* equal to 2 per cent. of its paid up nominal value (*pro rate temporis*, in the case of a period of less than a year) but with no other right to be paid out of profits of the Company."

17. **THAT** all the resolutions of the shareholders of the Company from the date of incorporation of the Company up to and including 13 April 2005 be and are hereby ratified including, without prejudice to the generality of the foregoing, any resolutions relating to the allotment of shares in the capital of the Company.

18. **THAT** all the resolutions and acts of the directors (other than acts committed in breach of a fiduciary duty) from the date of incorporation of the Company up to and including 13 April 2005 be and are hereby ratified including, without prejudice to the generality of the foregoing, any resolutions relating to the allotment of shares in the capital of the Company.

19. **THAT** conditional upon the Scheme becoming effective, the name of the Company be changed to Rentokil Initial plc.

....
Freshfields Bruckhaus Deringer
on behalf of Rentokil Initial 2005 plc

Presented by:
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
(Reference: WPLL/PPJ)



Please complete in typescript, or in bold black capitals
CHFP041

225

Change of accounting reference date

Company Number 05393279

Company Name in Full RENTOKIL INITIAL 2005 PLC

	Day		Month		Year			
The accounting reference period ending	3	1	0	3	2	0	0	6

	Day		Month		Year			
is shortened/~~extended~~† so as to end on	3	1	1	2	2	0	0	5

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You may not change a period for which the accounts are already overdue.

b. You may not extend a period beyond 18 months unless the company is subject to an administration order.

c. You may not extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date**

† Please delete as appropriate

†a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LA

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**



Oyez

288a

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 LIMITED

	Day	Month	Year
Date of appointment	13	04	2005
†Date of Birth	04	06	1952

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc.:

Forename(s): PETER JAMES

Surname: LONG

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 5 BROADWATER DOWN

Post town: TUNBRIDGE WELLS Postcode: TN2 5NJ

County / Region: KENT Country: ENGLAND

† Nationality: BRITISH †Business occupation: NON-EXECUTIVE DIRECTOR

† Other directorships (additional space overleaf): (SEE CONTINUATION SHEET)

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 25/4/05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A ~~director, secretary etc~~ must sign the form below.

Signed [signature] **Date** 25/4/05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

Company Number 05393279

†Directors only.

†Other directorships

Current Directorships for Peter James Long

First Choice Holidays PLC

RAC PLC

NOTES
Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	1 3	0 4	2 0 0 5	† Date of Birth	1 4	0 2	1 9 6 0

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc.:

Forename(s): PAUL

Surname: MASON

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address**: DARWIN BANK WHIDDON CROFT, BURLEY LANE MENSTON

Post town: ILKLEY Postcode: LS29 6QQ

County / Region: YORKSHIRE Country: ENGLAND

† Nationality: BRITISH †Business occupation: NON-EXECUTIVE DIRECTOR

† Other directorships (additional space overleaf): (SEE CONTINUATION SHEET)

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 25/4/05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A ~~director,~~ secretary ~~etc~~ must sign the form below.

Signed [signature] **Date** 25/4/05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinbu
for companies registered in Scotland **or LP - 4 Edinburg**

10/03

Company Number 05393279

†Directors only.

†Other directorships

Current Directorships for Paul Mason

Levi-Strauss & Co. Europe

Past Directorships for Paul Mason

Matalan plc

Asda Group plc

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Oyez

288a

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	13	04	2005	†Date of Birth	01	04	1941

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc.

Forename(s) RONALD RICHARD

Surname SPINNEY

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 22 DARTMOUTH HILL

Post town LONDON Postcode SE10 8AJ

County / Region Country ENGLAND

† Nationality BRITISH †Business occupation NON-EXECUTIVE DIRECTOR

†Other directorships (additional space overleaf) (SEE CONTINUATION SHEET)

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 18.04.05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, ~~secretary etc~~ must sign the form below.

Signed [signature] **Date** 25/4/05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburg
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Company Number 05393279

†Directors only.

†Other directorships

Current Directorships for Ronald Richard Spinney

Hanover Real Estate Investment Management Limited

Homestyle Group plc — Joy To The World Ltd

Fuller, Smith & Turner plc — Hammerson plc

Kennington Oval Ltd — Caryl Jenner Productions Ltd

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 05393279

†Directors only.

†Other directorships

Past Directorships for Ronald Richard Spinney

British Council for Offices Ltd

British Property Federation (Europe) Ltd

London Docklands Development Corporation

Hanover Property Unit Trust Limited

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Oyez

288a

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

	Day	Month	Year
Date of appointment	13	04	2005
† Date of Birth	14	08	1951

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: MR

*Honours etc.:

Forename(s): EDWARD FORREST

Surname: BROWN

Previous Forename(s):

Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: COPHALL, FAIRWARD

Post town: NR UCKFIELD

Postcode: TN22 3BU

County / Region: EAST SUSSEX

Country: ENGLAND

† Nationality: BRITISH

† Business occupation: EXECUTIVE DIRECTOR

† Other directorships (additional space overleaf): NONE

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 25/4/05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/4/05

*Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburg
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Company Number

†Directors only. †Other directorships

NOTES

Show the full forenames. NOT INITIALS. *If the director or secretary is a Corporation or Scottish firm, show the name on surname line* and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Oyez

288a

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

Date of appointment (Day Month Year): 13 04 2005

†Date of Birth (Day Month Year): 30 04 1950

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc.

Forename(s) IAN

Surname HARLEY

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

††Usual residential address 28 KINGSWOOD WAY, SELSDON

Post town SOUTH CROYDON Postcode CR2 8QP

County / Region SURREY Country ENGLAND

† Nationality BRITISH †Business occupation NON-EXECUTIVE DIRECTOR

†Other directorships (additional space overleaf) (SEE CONTINUATION SHEET)

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 25/4/05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/4/05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh or LP - 4 Edinburgh
for companies registered in Scotland

Company Number 05393279

†Directors only. †Other directorships

Current Directorships for Ian Harley
British Energy plc
J W Educational Limited
Remploy Limited

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number | 05393279

†Directors only.

†Other directorships

Past Directorships for Ian Harley

Abbey National plc

APACS (Administration) Limited

Dah Sing Financial Holdings Limited

Scottish Mutual Assurance plc

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


Oyez

288a

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

	Day	Month	Year
Date of appointment	13	04	2005
†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc.:

Forename(s): DOUGLAS

Surname: FLYNN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

††Usual residential address 100 ALLEYN ROAD

Post town: LONDON Postcode: SE21 8AH

County / Region: Country: ENGLAND

† Nationality: †Business occupation:

†Other directorships (additional space overleaf): (SEE CONTINUATION SHEET)

*I consent to act as **director / secretary of the above named company*

Consent signature [signature] **Date** 25/4/05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A ~~director~~, secretary ~~etc~~ must sign the form below.

Signed [signature] **Date** 25/4/05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh or LP - 4 Edinburgh
for companies registered in Scotland

Company Number 05393279

†Directors only.

†Other directorships

Past Directorship for Douglas Flynn

Aegis Group PLC

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Oyez

288a

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	13	04	2005	†Date of Birth	03	10	1944

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc.:

Forename(s): BRIAN DENNIS

Surname: MCGOWAN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

††Usual residential address: BEAMHURST HALL, BEAMHURST

Post town: UTTOXETER Postcode: ST14 5EA

County / Region: STAFFORDSHIRE Country: ENGLAND

† Nationality: BRITISH †Business occupation: EXECUTIVE CHAIRMAN

†Other directorships (additional space overleaf): (SEE CONTINUATION SHEET)

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 25/4/05

*Voluntary details.
† Directors only.
**Delete as appropriate.

A ~~director~~, secretary ~~etc~~ must sign the form below.

Signed [signature] **Date** 25/4/05

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburg
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Company Number 05393279

† Directors only.

†Other directorships

Current Directorships for Brian Dennis McGowan

UMECO plc
Catalyst Corporate Finance Limited

Past Directorships for Brian Dennis McGowan

Chubb Security (Pensions) Limited
House of Fraser PLC

NOTES

Show the full forenames. NOT INITIALS. If the director or secretary is a Corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname, and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



Please complete in typescript, or in bold black capitals.

CHFP041

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 05393279

Company Name in full RENTOKIL INITIAL 2005 PLC

	Day	Month	Year
Date of termination of appointment	13	04	2005

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc.

Forename(s) ROBERT

Surname WARD-JONES

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13/4/05

(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

*Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER 102860 - 0008
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP-4 Edinburgh 2**

Form revised 10/03